Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 DEC -4 A 6:-0

[redacted]

09047437

18 November 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4330
Internet http://www.macquarie.com.au

16 November 2009

MACQUARIE

Dear Shareholder

Please find enclosed notice of a General Meeting of Macquarie Group Limited ("Macquarie") which will be held in the Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 17 December 2009. The meeting is scheduled to commence at 3:30 pm and will also be webcast live on Macquarie's website at www.macquarie.com.au

The purpose of the meeting is to discuss proposed changes to Macquarie's remuneration arrangements and vote on approvals sought for the implementation of the arrangements.

Macquarie's approach to remuneration has been to align the interests of shareholders and staff over the short and long-term. It has also been key in attracting and retaining high quality staff. More specifically, Macquarie's remuneration approach encourages staff to focus on earnings growth and return on equity over the medium and longer term, while appropriately managing risk.

The proposed remuneration changes are consistent with and reinforce Macquarie's long standing approach to remuneration and reflect global remuneration trends and regulatory developments. Proposed changes were announced on 31 March 2009 and were subsequently suspended in June 2009 due to foreshadowed government legislative changes. On 30 October 2009, the Board announced the proposed new remuneration arrangements reflecting the anticipated legislation and the current competitive conditions in employment markets for executive talent.

The new remuneration approach will continue to emphasise performance-based remuneration for the Managing Director and Chief Executive Officer, the Executive Committee members and for the broader group of Executive Directors. The key features of this approach are:

- the proportion of profit share delivered as cash will reduce and equity will increase;
- the proportion of deferred remuneration will increase;
- the type of equity awarded will be different, with Options no longer awarded;
- the vesting and payout schedule for retained profit share will change; and
- more onerous conditions around the release of profit share on termination will apply.

The meeting will cover the following special business:

- approval of certain aspects of the proposed new remuneration arrangements including the new Macquarie Group Employee Retained Equity Plan ("MEREP"); and
- approval of the participation by the Managing Director and Chief Executive Officer in the MEREP.

The Board strongly encourages shareholders to read both the enclosed Explanatory Memorandum and Notice of Meeting and vote in favour of the proposals in person or by proxy.

If you are unable to attend the meeting, please appoint a proxy to attend and vote on your behalf, either online using the share registry's website: www.investorvote.com.au or, if receiving this pack by post, by using the enclosed proxy form.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your registration which will commence at 2:30 pm. I look forward to seeing you then.

Yours faithfully

David Clarke

David S Clarke
Chairman

Notice of General Meeting

MACQUARIE GROUP LIMITED
ACN 122 169 279

MACQUARIE

3.30 pm on 17 December 2009

Grand Ballroom
Lower Level, The Westin Sydney
No.1 Martin Place
Sydney, New South Wales

Notice is hereby given that a General Meeting of Macquarie Group Limited (ACN 122 169 279) ("Macquarie"), will be held in the Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 17 December 2009, at 3.30 pm. Registration will open at 2.30 pm.

Item 1 Approval of Proposed Remuneration Arrangements

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved for all purposes:

(a) the establishment and operation of the Macquarie Group Employee Retained Equity Plan ("MEREP");

(b) the giving of benefits under Macquarie Group's deferred remuneration and superannuation arrangements to a person by the Company, its related bodies corporate, their associates or any superannuation fund in connection with that person ceasing to hold a board, managerial or executive office in the Company or a related body corporate of the Company; and

(c) the entitlement or potential entitlement of any officer of the Company or its child entities (being any entity which is controlled by the Company within the meaning of section 50AA of the Corporations Act or a subsidiary of the Company) to termination benefits,

each as described in the Explanatory Memorandum accompanying the Notice of Meeting convening this Meeting.

Item 2 Approval of Managing Director's Participation in the MEREP

To consider and, if thought fit, pass the following as an ordinary resolution:

That the following be approved for all purposes:

(a) the issue to Mr NW Moore, Managing Director, under the Macquarie Group Employee Retained Equity Plan ("MEREP") of:

(i) up to 472,937 Restricted Share Units; and

(ii) 38,300 Performance Share Units; and

(b) the issue of, and acquisition accordingly by Mr Moore of, shares in the Company in respect of those Restricted Share Units and Performance Share Units,

all in accordance with the terms of the MEREP and on the basis described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting.

Voting Exclusion Statement

Macquarie will disregard any votes cast on Items 1 and 2 by any Voting Director and any associate of a Voting Director. However, Macquarie need not disregard a vote if:

(a) it is cast by a Voting Director or any associate of a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Macquarie will also disregard any votes cast on Item 1 by any officer of Macquarie or any of its child entities who is entitled to participate in a termination benefit and any associate of those persons. However, Macquarie need not disregard a vote if:

(a) it is cast by an officer of Macquarie or any of its child entities or any associate of those persons as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by an officer of Macquarie or any of its child entities who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

If the Corporations Act requires, a vote on Item 1 must not be cast (in any capacity) by or on behalf of any person who may be entitled to receive a benefit in connection with that person's retirement from office, or position of employment, the subject of Item 1, or an associate of that person. However, a person is entitled to cast a vote if:

(a) it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the resolution; and

(b) it is not cast on behalf of the person or an associate of that person.

In any event, Macquarie has determined that it will disregard any such votes by a staff member in determining whether Item 1 is implemented.

ASX has granted a waiver allowing Macquarie to limit the application of ASX Listing Rule 14.11 to trustees of trusts in relation to which a person whose vote is excluded under the ASX Listing Rules ("Excluded Person"), or is capable of benefiting (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the relevant Excluded Person), such that:

(a) a trustee of a unit trust in which a relevant Excluded Person holds less than 20 per cent of the trust units; or

(b) a trustee of a fixed trust (other than a unit trust) in which a relevant Excluded Person has a beneficial interest in less than 20 per cent of the trust assets,

is not excluded from voting on Items 1 and 2.

By order of the Board

Dennis Leong
Company Secretary
Sydney, 16 November 2009

Notes

1 Proxies

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. For shareholders receiving this Notice of Meeting by post, a proxy form and a reply paid envelope have been included with this Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

A proxy need not be a shareholder. Votes may be cast "For" or "Against" or you may "Abstain" from voting on a resolution. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box. If you place a mark in the "Abstain" box, your votes will not be counted in computing the required majority on a poll.

2 Online Proxy Facility

You may also submit your proxy appointment online by visiting the webpage: www.investorvote.com.au

To use this online proxy facility, you will need to enter your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and Control Number, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must submit your proxy appointment through the facility by no later than 3.30 pm (Sydney time) on Tuesday, 15 December 2009. A proxy cannot be appointed online if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for some shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you submit your proxy appointment using this facility.

3 Proxy Delivery

Proxies given by post, fax or delivery must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number within Australia 1800 783 447 or from outside Australia +613 9473 2555) or at Level 2, 60 Carrington Street, Sydney, NSW, 2000 or at Macquarie's registered office in Sydney, by no later than 3.30 pm (Sydney time) on Tuesday, 15 December 2009. Any revocation of a proxy (including online proxy appointments) must be received at one of these places before the commencement of the meeting, or at the registration desk at The Westin Sydney for the General Meeting from 2.30 pm on the day of the meeting and no later than the commencement of the meeting.

4 Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number in Note 3 above, or at Macquarie's registered office in Sydney, by no later than 3.30 pm (Sydney time) on Tuesday, 15 December 2009, unless the power of attorney has been previously lodged with Macquarie's share registry for notation.

5 Corporate Representatives

If a corporate shareholder wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of appointment of corporate representative may be obtained from Macquarie's share registry.

6 Shareholders Eligible to Vote

Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Macquarie's ordinary shares for the purposes of the meeting, will be those registered holders of Macquarie's ordinary shares at 7.00 pm (Sydney time) on Tuesday, 15 December 2009.

7 Voting at the Meeting

In light of the large number of proxy votes which have been received from shareholders at Macquarie's previous meetings, it is intended that voting on each of the proposed resolutions at this meeting will be conducted by poll, rather than on a show of hands.

8 Definitions

The terms "Voting Director", "Executive Voting Director" and "Non-Executive Voting Director" have the meanings given in Macquarie's Constitution.

Notice of Meeting Explanatory Memorandum

MACQUARIE GROUP LIMITED
ACN 122 169 279

MACQUARIE

General Meeting:

3.30 pm on 17 December 2009

Grand Ballroom
Lower Level, The Westin Sydney
No.1 Martin Place
Sydney, New South Wales

Introduction

Why is Macquarie holding a meeting?

Macquarie Group Limited ("Macquarie") has convened a general meeting to be held on 17 December 2009 ("Meeting") to approve proposed changes to Macquarie's remuneration arrangements. This Explanatory Memorandum provides information to assist shareholders in determining how to vote on the items of business at the Meeting, which are set out in the accompanying Notice of Meeting.

Why is Macquarie changing its remuneration arrangements?

Macquarie's remuneration framework is key to its earnings growth, return on equity and resilience over the longer term. The proposed remuneration changes are consistent with and reinforce Macquarie's long standing approach where staff profit share is linked to Macquarie's profitability and return on ordinary equity, with the allocation of individual profit share being based on factors including contribution to profit, use of capital, funding and risk. The changes also reflect global remuneration trends and regulatory developments resulting from the significant changes in global financial markets.

What are the key proposed changes?

The key features of the proposed remuneration arrangements for Executive Directors are:

- the proportion of profit share delivered as:
  - ***cash*** will ***decrease***; and
  - ***equity*** will ***increase***;
- the proportion of retained remuneration will increase;
- the type of equity awarded will be different, with Options no longer awarded;
- the vesting and payment arrangements for retained remuneration will change; and
- more onerous conditions around the release of profit share on termination will apply.

What are shareholders being asked to approve?

To implement the proposed remuneration arrangements, Macquarie is seeking approvals necessary to establish a new employee equity plan and for certain other aspects of the new arrangements under the Australian Securities Exchange ("ASX") Listing Rules and the Australian Corporations Act 2001 (Cth) ("Corporations Act").

New employee equity plan

A key feature of the proposed new arrangements is the increased use of equity for employee remuneration which will strengthen the alignment between the interests of staff and shareholders. Macquarie seeks the necessary shareholder approvals to implement the Macquarie Group Employee Retained Equity Plan ("MEREP"). This item also covers approvals under the ASX Listing Rules and the Corporations Act relating to aspects of the ongoing operation of the MEREP.

Potential "termination benefits" under Macquarie's deferred remuneration arrangements

Macquarie is seeking shareholder approval in cases where deferred remuneration is released to terminating staff. This approval is sought under provisions of the Corporations Act and ASX Listing Rules that restrict certain types of benefits ("termination benefits") being provided to terminating staff without shareholder approval. If granted, the approval will effectively update the shareholder approval obtained in 2005 for the release of deferred remuneration under the current arrangements.

Participation in the MEREP by Macquarie's Managing Director

Macquarie is seeking approval at this Meeting for Nicholas Moore, Macquarie's Managing Director and Chief Executive Officer ("Managing Director" or "CEO") to participate in the MEREP. The ASX Listing Rules require this approval because Mr Moore is a Voting Director.

Why does Macquarie need shareholder approval for some "termination benefits"?

Macquarie's remuneration framework will continue to provide a high proportion of executive remuneration in the form of longer term incentives. These incentives all involve vesting provisions which *in most cases* will result in:

- an executive's deferred remuneration being *released on vesting over the course of their employment* with Macquarie; and
- *forfeiture of unvested incentives when the executive leaves Macquarie.*

However, Macquarie's deferred remuneration arrangements include limited and appropriate exceptions to forfeiture of unvested amounts for terminating staff. At Macquarie, these exceptions apply in particular circumstances, for example:

- genuine retirement, death, total and permanent disability; and
- certain exceptional circumstances, subject to appropriate governance approvals, including approval by the Board or Board Remuneration Committee.

In some cases where Macquarie applies these exceptions, the resulting benefit to the employee may be considered to be a "termination benefit" for the purposes of the Corporations Act and ASX Listing Rules, requiring shareholder approval. Shareholder approval for the giving of those benefits is sought at this Meeting. If granted, the approvals would also extend to the release of any accrued superannuation entitlements that are treated as termination benefits under the Corporations Act.

What if approvals sought are not obtained?

If the approvals sought by Macquarie are not obtained, Macquarie will need to consider other alternatives. This will likely result in:

- higher cash payments to executives and reduced alignment with shareholders in at least the short-term;
- increased staff uncertainty regarding future remuneration arrangements, which may impact Macquarie's ability to recruit and retain staff at a key time in the post-economic downturn recovery; and
- difficulties for Macquarie in keeping pace with emerging global remuneration trends as well as potential difficulties in meeting principles being outlined by global financial services regulators.

For these reasons the Board believes it is in shareholders' interests to approve the proposals. Therefore, the Board strongly encourages shareholders to read this Explanatory Memorandum and accompanying Notice of Meeting and vote in favour of the proposals in person or by proxy. Please refer to the Notice of Meeting for instructions on how to appoint a proxy.

16 November 2009

Contents

The shareholder information pack for the Meeting includes:

- a letter from Macquarie's Chairman;
- the Notice of Meeting;
- for shareholders receiving the pack by post, a proxy form; and
- this Explanatory Memorandum, which is divided into the following sections:

1 Macquarie's remuneration framework

This section of the Explanatory Memorandum provides an overview of Macquarie's remuneration framework, recent regulatory and market developments as well as details of the proposed remuneration changes.

Driving superior shareholder returns over the long-term

The overarching objective of Macquarie's remuneration framework is to drive superior shareholder returns over the long-term by aligning the short and long-term interests of shareholders and staff, and by attracting and retaining high quality people. This approach, and its consistency over time, has contributed to Macquarie's history of growing earnings and its historical return on equity. In the difficult financial markets of the past year, it has also contributed to Macquarie's resilience relative to its peers.

Responding to regulatory and market developments

Significant changes in global financial markets have resulted in remuneration practices, particularly in the financial services industry, coming under closer scrutiny from governance groups, regulators, governments, politicians and the broader community. Those changes are still unfolding in jurisdictions around the world.

Macquarie responded to those developments on 31 March 2009. Further details of the March proposals were announced on 1 May 2009, with a view to seeking shareholder approval at the 2009 Annual General Meeting ("2009 AGM"). However, in June, after the Australian Government foreshadowed legislative changes, the Board decided not to submit the proposals to the 2009 AGM.

While the legislation is not yet finalised, in the interests of reducing uncertainty for shareholders and staff, Macquarie considers that adequate clarity now exists to progress its proposals. Some of the relevant issues raised by the proposed Australian legislation are addressed in sections 3.1 and 4.2.1 and in Appendix C section 1. On 30 October 2009, Macquarie announced modifications to its March 2009 proposals that affect staff remuneration for 2009, as well as other modifications for 2010 and beyond. Macquarie is now seeking shareholder approval at the Meeting on 17 December 2009.

Underlying principles unchanged

The principles that underpin Macquarie's remuneration framework are unchanged. That approach has served shareholders well during the recent changes in global financial markets, as well as over the longer term. Rather, the changes alter the delivery mechanism and the retention and release conditions of Macquarie's deferred remuneration arrangements. The Board considers the changes are in shareholders' interests.

Macquarie's remuneration structure will continue to emphasise performance-based remuneration, with an appropriate balance between short and longer-term incentives, as well as aligning remuneration with prudent risk-taking. The proposed changes place an even greater emphasis on longer-term incentives. The changes are intended to enhance the alignment of staff and shareholders' interests and Macquarie's ability to attract and retain high quality staff along with addressing emerging global regulatory and competitive trends.

Macquarie's performance-based remuneration is truly variable and aligned with shareholders' interests in the way the profit share pool is created through the use of net profit after tax ("NPAT") and return on ordinary equity ("ROE") measures. For a given level of NPAT, other things being the same, total profit share is less if more capital is used to generate it, provided that earnings are in excess of Macquarie's cost of equity capital. For a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns shareholder and staff interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Performance-based profit share is allocated to Macquarie's businesses and, in turn, to individuals based on performance. Performance is primarily assessed based on relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and to use shareholder funds efficiently, consistent with prudent risk-taking.

1 Macquarie's remuneration framework continued

In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's goals and values. Staff are motivated to work co-operatively given that their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution. Appendix A contains further information on how the profit share pool is determined and allocated.

The Board and management also seek to ensure that remuneration for staff whose primary role is risk (including the Chief Risk Officer) preserves the independence of the function and maintains Macquarie's robust risk management framework.

Proposed remuneration arrangements

The proposed changes have been structured to reflect global remuneration and regulatory trends.

The changes are also consistent with Macquarie's longstanding approach where staff profit share is linked to profitability and return on ordinary equity, with the allocation of individual profit share being based on factors including contribution to profit, use of capital, funding and risk.

The proposals build on changes to remuneration introduced in 2008. Those changes included an increase in the portion of performance-based profit share that was deferred and allocated as equity for Executive Committee members, including the Managing Director.

In combination with the changes introduced in 2008, the March proposals and the October modifications, the Board proposes that remuneration be reshaped in the following general way:

Retained profit share for Executive Directors:

- the proportion of profit share paid out in cash will be reduced;
- the percentage of retained profit share will be increased;
- 2009 and future retained profit share, plus transitioned amounts, will be fully invested in a combination of Macquarie shares and Macquarie-managed fund equity;
- the vesting and payout schedule for retained profit share will change;
- the unvested retained profit share for a departing Executive Director will:
  - only be paid out in the case of genuine retirement or limited circumstances;
  - be subject to post-termination forfeiture provisions;
  - be subject to a lengthened deferral period of up to two years (currently six months) before it is released; and
- for pre-2009 retained profit share, transitional arrangements will apply.

Option grants for Executive Directors:

- Option grants will be suspended; and
- share units with performance hurdles will replace Options, but only for Executive Committee members.

Other staff:

- retained profit share will be delivered in Macquarie shares;
- there will be no changes to the vesting or retention arrangements; and
- Option grants will be suspended.

Executive Directors' retained profit share

Macquarie's remuneration approach and policies have been in place since 1985. An integral part of this framework and approach has been the Directors' Profit Share ("DPS") Plan which provides for the long-term retention, vesting and release of profit share for Executive Directors. Appendix B outlines the current DPS Plan, which was the subject of shareholder approval in 2005[1]. Macquarie currently has approximately 340 Executive Directors.

Currently, Executive Directors have 20 per cent of each annual profit share allocation retained for ten years, subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed funds equity and cash. For the CEO and Executive Committee members, an additional 20 per cent (35 per cent for the CEO) of profit share is invested in Macquarie shares and retained for three years. In addition, all Executive Directors are required to hold the deemed after-tax equivalent of 10 per cent of their profit share over the last five years, or ten years in the case of Executive Committee members, in Macquarie shares.

Under the proposed changes, for 2009, 50 per cent (55 per cent for the CEO) of each Executive Director's annual gross profit share allocation will be withheld and will vest from years three to seven, subject to restrictions. Retained amounts from 2009 and future years, plus transitioned amounts, will be fully invested in a combination of Macquarie shares and Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Macquarie-managed fund securityholders' interests.

Executive Directors will be given the choice to leave their pre-2009 retained profit share in the current DPS Plan, or move some or all of these amounts into the new arrangements ("Transitioned Amounts").

From 2010, the proposed changes to Executive Directors' remuneration arrangements will apply to all members of the Executive Committee, members of the Operations Review Committee, and others who have a significant management or risk responsibility in the organisation ("Designated Executive Directors"), whereby 50 per cent (55 per cent for the CEO) of each Executive Director's annual gross profit share allocation will be withheld and will vest from years three to seven, subject to restrictions. For other Executive Directors, 40 per cent of profit share will be retained, vesting from years three to five. The Board has the discretion to change the remuneration arrangements on an annual basis to meet changing market conditions as well as to comply with regulatory and corporate governance trends.

These changes have been structured to reflect remuneration trends and current competitive conditions in employment markets for executive talent. This is an increase in the retention that is at risk from the current retention of 20 per cent of profit share which vests from five to ten years of service as an Executive Director and is released after ten years.

Currently on leaving Macquarie, Executive Directors may receive their vested retained profit share (assuming there are no disqualifying events) six months after they leave Macquarie. Subject to regional variations, they may be entitled to other contractual or statutory payments, including notice, accrued service related benefits and/or pension or superannuation benefits. They may also exercise vested Options for up to six months after termination. There are no other contractual termination entitlements.

[1] Approval obtained by Macquarie Bank Limited, which was then the ultimate parent of the Macquarie Group. This approval was updated at the time of the restructure in 2007 under which Macquarie Group Limited became the new ultimate parent.

1 Macquarie's remuneration framework continued

Departing Executive Directors' unvested retained profit share will only be paid out in the case of death or total and permanent disability, genuine retirement[2] or in limited exceptional circumstances, subject to post-termination forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out will lengthen to up to two years. The payment of the last two years of a departing Executive Director's retained profit share will be subject to forfeiture if it is subsequently found that the individual has acted in a way that damages Macquarie, including but not limited to action or inaction that leads to a material financial restatement, a significant financial loss or significant reputational harm to Macquarie or its businesses.

Performance share units to replace Executive Committee Options

Options grants will be suspended going forward and replaced by Performance Share Units ("PSUs"). The Board considers retaining profit share and investing it in Macquarie shares to be the most effective way to deliver equity to staff in the current environment.

Executive Committee members will be the only staff receiving PSUs for 2009 and it is currently envisaged that this will also be the case in the future. Currently, there are ten Executive Directors who are Executive Committee members. These PSUs will vest in three tranches after two, three and four years only if performance hurdles are met[3].

[2] See section 3.2.3 for details of how genuine retirement is assessed and these circumstances.

[3] See Appendix C for more information on PSUs and the proposed vesting performance hurdles.

Summary of deferred remuneration changes

The table below provides a summary of the current and proposed deferred remuneration arrangements. More detailed information on the current and proposed deferred remuneration arrangements is set out in sections 2 and 3 below and in the Appendices. Sections 4 and 5 provide details of the specific approvals being sought at the Meeting.

Executive Committee members (including CEO)

Key Area	Current[4]	Proposed
Amount of profit share retained	– 40 per cent (55 per cent for the CEO)	– 50 per cent (55 per cent for the CEO)
How retained profit share is invested	– 20 per cent invested in notional portfolio of Macquarie-managed funds and cash under DPS Plan – 20 per cent (35 per cent for the CEO) of retained profit share in the form of Macquarie shares	– Invested in a combination of Macquarie shares under new equity plan, and Macquarie-managed fund equity notionally invested under Post-2009 DPS Plan – Investment mix will vary depending on an individual's role
Vesting and release of retained profit share	– DPS Plan amounts begin to vest after five years of service as an Executive Director and fully vest after ten years. Amounts are released in cash ten years after the year retained or earlier if they leave employment (see also forfeiture below) – Macquarie shares released after three years from date shares acquired	– All retained amounts vest and are released from three to seven years after the year retained (see also forfeiture below)
Forfeiture of retained profit share on leaving	– Unvested amounts in DPS Plan forfeited except for limited circumstances – Vested amounts forfeited if "disqualifying event" occurs within six months of leaving	– Unvested amounts forfeited except for limited circumstances – Vested amounts forfeited in stages if "disqualifying event" occurs within two years of leaving
Other	– Options granted	– PSUs granted
Minimum Shareholding Requirement	– Required to hold the deemed after-tax equivalent of ten per cent of all their profit share allocations over the last ten years in Macquarie shares	– This requirement retained but is satisfied through the new equity retention arrangements

[4] This refers to the arrangements disclosed as "current" in the 2009 Remuneration Report and includes the changes announced in February 2008. This is effectively the scheme that would have operated for 2009 if the proposed changes had not been announced.

1 Macquarie's remuneration framework continued

Executive Directors who are members of Operations Review Committee and others who have a significant management or risk responsibility in the organisation ("Designated Executive Directors")

Key Area	Current[5]	Proposed
Amount of profit share retained	– 20 per cent	– 50 per cent
How retained profit share is invested	– 20 per cent invested in notional portfolio of Macquarie-managed funds and cash under DPS Plan	– Invested in a combination of Macquarie shares under new equity plan, and Macquarie-managed fund equity notionally invested under Post-2009 DPS Plan – Investment mix will vary depending on an individual's role
Vesting and release of retained profit share	– DPS Plan amounts begin to vest after five years of service as an Executive Director and fully vest after ten years. Amounts are released in cash ten years after the year retained or earlier if they leave employment (see also forfeiture below)	– As above for Executive Committee
Forfeiture of retained profit share on leaving	– As above for Executive Committee	– As above for Executive Committee
Other	– Options granted	– No further options granted
Minimum Shareholding Requirement	– Required to hold the deemed after-tax equivalent of ten per cent of all their profit share allocations over the last five years in Macquarie shares	– This requirement retained but is satisfied through the new equity retention arrangements

[5] This refers to the arrangements disclosed as "current" in the 2009 Remuneration Report. This is effectively the scheme that would have operated for 2009 if the proposed changes had not been announced.

Other Executive Directors

Key Area	Current[6]	Proposed
Amount of profit share retained	– 20 per cent	– 50 per cent (for profit share retained in 2009) and 40 per cent from 2010
How retained profit share is invested	– As above for Designated Executive Directors	– As above for Designated Executive Directors
Vesting and release of retained profit share	– As above for Designated Executive Directors	– All retained amounts vest and are released from three to seven years after the year retained (for profit share retained in 2009) and from three to five years for profit share retained from 2010 (see also forfeiture below)
Forfeiture of retained profit share on leaving	– As above for Executive Committee	– As above for Executive Committee
Other	– As above for Designated Executive Directors	– As above for Designated Executive Directors
Minimum Shareholding Requirement	– As above for Designated Executive Directors	– As above for Designated Executive Directors

Staff other than Executive Directors

Key Area	Current	Proposed
Amount of profit share retained	– 25 per cent above certain thresholds	– Unchanged
How retained profit share is invested	– Held in cash	– All invested in shares under new equity plan
Vesting and release of retained profit share	– Vesting and release two to four years after the year retained	– Unchanged
Forfeiture of retained profit share on leaving	– Unvested amounts forfeited except on the grounds of redundancy, death, total and permanent disability and other limited exceptional circumstances	– Unchanged
Other	– Options granted to Division Directors and Associate Directors	– No further Options granted – Grants of shares under new equity plan may be made to staff being hired or promoted

[6] This refers to the arrangements disclosed as "current" in the 2009 Remuneration Report. This is effectively the scheme that would have operated for 2009 if the proposed changes had not been announced.

1 Macquarie's remuneration framework continued

Restrictions on employees dealing with retained equity

Currently Macquarie prohibits staff from hedging unvested options, shares held to meet the minimum shareholding requirement, and shares held in the Executive Committee Share Acquisition Plan.

In the future, in addition, staff will be prohibited from hedging new unvested equity (refer to section 2.1).

Executives are required to conduct trading in Macquarie shares only during designated trading windows.

Strong remuneration governance

The remuneration approach is managed via strong governance structures and processes, and conflicts of interest are managed proactively. The Board has established the Board Remuneration Committee ("BRC") whose charter is to assist the Board with Macquarie's remuneration policies and practices. The BRC consists only of Non-Executive Directors and is chaired by an Independent Director. The BRC makes recommendations to the Non-Executive Directors of the Board on key decisions. The Board has delegated certain other remuneration approval functions to the BRC.

2 The Macquarie Group Employee Retained Equity Plan ("MEREP")

This section sets out key information about the proposed new equity plan, the MEREP. Details are provided on the types of equity awards that may be granted, how the MEREP will be used to deliver profit share as well as other longer term incentives, important rules of the MEREP, the initial size and source of funding for the MEREP and the accounting impact.

2.1 Role of the MEREP

The MEREP will be used to deliver remuneration in the form of Macquarie equity.

Employees participating in the MEREP, depending on their role and the jurisdiction in which they are based, will receive equity grants in the form of:

- shares held by the staff member subject to restrictions ("Restricted Shares");
- units comprising a beneficial interest in a Macquarie share held in a trust for the staff member ("Restricted Share Units" or "RSUs");
- the right to receive Macquarie shares in the future ("Deferred Share Units" or "DSUs"); and/or
- RSUs or DSUs structured with performance hurdles ("PSUs" or "Performance Share Units").

A flexible plan structure, that allows grants of Restricted Shares, RSUs, DSUs and PSUs, will enable Macquarie through the MEREP to offer substantially similar economic benefits to staff across multiple jurisdictions, with different tax rules for employee equity and different securities laws. Restricted Shares and DSUs will only be offered in jurisdictions where legal or tax rules make the grant of RSUs impractical.

2.2 The MEREP rules

2.2.1 Eligibility

The Executive Committee, with Board approval, will determine who participates in the MEREP.

It is intended that participation will be offered to:

- Macquarie staff who have a retained profit share amount;
- Executive Committee members who may be granted an allocation of PSUs;
- Executive Directors who will receive a release of existing retained profit share in the form of Restricted Shares, RSUs or DSUs under the transitional arrangements described in section 3.1;
- Macquarie staff who may receive an equity grant on promotion to a new Director level (the Director levels are Executive Director, Division Director and Associate Director);
- new Macquarie Director level staff who may receive an equity grant on joining Macquarie; and
- in limited circumstances, Macquarie staff who may receive a grant of equity instead of a remuneration or consideration payment in cash. Examples could include:
  - individuals who become employees of Macquarie on the acquisition of their employer by a Group company or who receive an additional award at the time of joining Macquarie;
  - individuals who participate on a voluntary "salary sacrifice" basis (see section 2.2.10).

2 The Macquarie Group Employee Retained Equity Plan ("MEREP") continued

2.2.2 Funding the acquisition of shares

The operation of the MEREP will involve a trust ("Trust") being established to acquire Macquarie shares which will be held on behalf of participants or transferred to participants for the purposes of the MEREP. The initial trustee of the Trust ("Trustee") is expected to be a subsidiary of Macquarie. An external Trustee may be appointed in the future. A trust structure is considered the most effective mechanism to manage the acquisition, holding and delivery of Macquarie shares to participants. A trust structure facilitates the transfer of rights and tax obligations to the participants, whilst enabling Macquarie to enforce forfeiture of shares in the most efficient manner.

Macquarie (and its subsidiaries) will make loans or contributions to the Trustee to fund the acquisition of Macquarie shares for allocation under the MEREP. In most cases the loans or contributions will be funded by retained profit share, or other profit share amounts or commission payments which the MEREP participants elect to receive in the form of equity. Where equity is awarded on promotion or hire, or as part of an employment negotiation or business acquisition, the amount of the loan or contribution to the Trustee will generally represent amounts that would otherwise have been paid or retained as cash under the terms of the employment contract, or if relevant, the terms of the business acquisition.

2.2.3 Manner of acquiring shares

The MEREP rules will give Macquarie the flexibility to issue new shares or provide for shares to be acquired on-market at prevailing market prices. Where shares are issued, they will rank pari passu with all other Macquarie shares then on issue. Where shares are acquired on-market, the buying period will be sufficiently long to ensure there is minimal impact on normal trading activity in Macquarie shares.

2.2.4 2009 allocations and Transitioned Amounts

For retained profit share relating to 2009, and pre-2009 profit share transitioned from the DPS Plan, the conversion price was publicly announced by Macquarie on 1 May 2009 to be the volume weighted average price ("VWAP") from 4 May 2009 up to and including the date of the 2009 AGM which was held on 29 July 2009. That price is now known to be $36.36. It compares with the price of $27.00 at which Macquarie made an institutional placement of 20 million shares on 8 May 2009 and the subsequent Share Purchase Plan price of $26.60. It is noted that had the Australian Government not announced its proposed changes to the termination benefits rules and tax rules for employee share plans, the MEREP would have been submitted to the 2009 AGM and, if approved, the shares would have been issued shortly after that time at that VWAP price. In the meantime, deferred 2009 remuneration has been held in cash by Macquarie, while previously retained amounts have been held under current arrangements. Executive Directors' Transitioned Amounts (see section 3.1) will be converted to Macquarie shares based on the value of the DPS Plan notional investment portfolio as at 30 June 2009. This date was the quarterly valuation date for the portfolio which occurred within the above VWAP period.

For other participation in the MEREP, where shares are issued, the price used to convert a dollar value of retained profit share to an equity grant will generally be the VWAP of shares traded on ASX during a specified period as nominated by the Board and where shares are purchased on-market, the price will generally be market based.

2.2.5 Vesting rules

Equity issued in relation to retained profit share will be subject to the vesting periods set out in section 3.2.3. Retained profit share moved to the MEREP as a result of the transition arrangements will be subject to the vesting periods set out in section 3.1.

PSUs issued to Executive Committee members will be subject to the vesting periods set out in Appendix C. PSUs will only vest if the performance hurdles set out in Appendix C have been met.

Where allocated on promotion or recruitment to Director level, the MEREP equity grants will vest in three equal tranches at the end of two years, three years and four years from the deemed start date for vesting. This is the same vesting schedule that currently applies to Options previously issued under the Macquarie Group Employee Share Option Plan ("Option Plan") for staff who are promoted.

Equity grants relating to the operation of the MEREP on a voluntary "salary sacrifice" basis are outlined in section 2.2.10.

The Board, the BRC or the Executive Committee under delegation from the BRC will have the discretion to alter the vesting period if a more immediate or a more extended deferred award is required, especially where grants are made instead of a cash payment (for example, in the case of acquisitions).

In addition to vesting periods, Macquarie may in the future grant equity with a non-disposal period. This will limit the employee's ability to sell or transfer the shares after vesting for the period of time the restriction is in place.

The applicable vesting schedules, any variation of the schedules, and, for PSUs, the applicable performance hurdles are matters, events and circumstances that will affect the calculation of the potential value that an employee may receive from the MEREP. In the vast majority of cases, these factors will determine whether a benefit is received at all. In most cases, unvested equity at termination will be forfeited. In some circumstances, the release of shares may occur after an employee leaves Macquarie, and in very limited cases, may involve the award automatically vesting, continuing to vest or vesting earlier than scheduled and/or any applicable performance hurdles being waived (see section 2.2.7).

2.2.6 Release of shares

When the MEREP equity awards vest, shares that are not subject to non-disposal provisions will generally be released from the MEREP. Macquarie may direct the release of shares on the earlier of:

- the expiration of any non-disposal period and satisfaction of other restrictions; or
- seven years from the date of the equity grant.

2.2.7 Early release of shares in particular circumstances

The MEREP rules will give the Board, the BRC or Executive Committee under delegation from the BRC the discretion to waive the vesting period and other restrictions on the release of shares under the terms of a Restricted Share, RSU, DSU or PSU. The Board, the BRC or Executive Committee under delegation from the BRC may consider exercising this discretion where, for example, a staff member dies, is totally and permanently disabled, gives notice of their intention to enter into genuine retirement or a staff member's employment ends on the grounds of redundancy, illness or in other limited exceptional circumstances, such as hardship or where business efficacy justifies exercising the discretion.

There are different early vesting and release terms for MEREP awards for Executive Directors and for other staff under Macquarie's retained profit share arrangements. See "Early vesting and release" in section 3.2.3 regarding retained profit share grants to Executive Directors under the MEREP and section 3.3 regarding grants to other staff. The Board, the BRC or Executive Committee under delegation from the BRC may impose such other conditions as it considers appropriate.

Unless one of the particular early release circumstances outlined above applies, unvested awards will be forfeited on ceasing employment with Macquarie (see 2.2.9).

2 The Macquarie Group Employee Retained Equity Plan ("MEREP") continued

2.2.8 Effect of takeovers, schemes and other corporate transactions

The vesting period, non-disposal period or relevant requirements for a Restricted Share, RSU, DSU or PSU, or the exercise conditions of a DSU or PSU, will be removed on a change of control of Macquarie and may be waived by the Board in the case of a genuine takeover bid being made to acquire a controlling shareholding in Macquarie or where Macquarie proposes a scheme of arrangement or similar transaction in respect of control of Macquarie.

2.2.9 Forfeiture

The MEREP rules will include provisions for the forfeiture or lapse of awards which will apply, for example, where:

- **ceasing employment when restrictions apply** – that is, where a person ceases to be a staff member of Macquarie at a time when the non-disposal period or vesting requirements for the Restricted Share, RSU, DSU or PSU have not expired or been satisfied, subject to section 2.2.7
- **vested DSUs and PSUs not exercised within six months** – that is, where a person holding a vested DSU ceases to be a staff member of Macquarie at a time when all relevant requirements for the DSU have been met and the person does not exercise the DSU within six months
- **termination for cause** – that is, where the Board or its delegate determines that a staff member's employment has been or will be terminated (or that the staff member has or will terminate their employment) in circumstances involving an act of fraud, defalcation or gross misconduct in relation to Macquarie. Any shares held in the MEREP in respect of vested equity awards may be forfeited in these circumstances
- **disqualifying events for Executive Directors** – that is, Restricted Shares, RSUs, DSUs and PSUs issued under the profit share retention arrangements for Executive Directors will also be subject to the additional Disqualifying Events provisions set out in section 3.2.3

Where one or more of these events occur, the operation of these forfeiture provisions will result in a reduction in the potential benefit that a MEREP participant may receive under the MEREP, including any termination benefits, and in most cases will result in forfeiture of all awards which have not already vested.

2.2.10 Restricted Shares, RSUs, DSUs and PSUs

Restricted Shares

A Restricted Share will comprise a Macquarie share transferred from the MEREP Trust and held by a MEREP participant subject to restrictions on disposal, vesting and forfeiture rules. The participant will be entitled to receive dividends on those Restricted Shares and to vote those Restricted Shares. Restricted Shares will only be offered in jurisdictions where legal or tax rules make RSU awards impractical.

RSUs

An RSU will comprise a beneficial interest in a Macquarie share held on behalf of a MEREP participant by the Trustee. The participant will be entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. The participant will also have the right to request the release of the share from the Trust, subject to the vesting and forfeiture provisions of the MEREP (see section 2.2.5 to section 2.2.9). RSUs will be the primary form of award under the MEREP.

DSUs

A DSU will comprise a right to receive on exercise of the DSU either a share held in the Trust or a newly issued share (as determined by Macquarie in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU will have no right or interest in any share until the DSU is exercised. Macquarie may issue shares to the Trustee or procure the Trustee to acquire shares on-market for potential future allocations to holders of DSUs. Generally DSUs will provide for cash payments or additional DSUs in lieu of dividends paid on Macquarie shares before the

DSU is exercised. Further, the number of shares underlying a DSU will be adjusted upon any bonus issue or other capital reconstruction of Macquarie in accordance with the ASX Listing Rules, so that the holder of a DSU does not receive a benefit that holders generally of Macquarie shares do not receive. These provisions are intended to provide the holders of DSUs, as far as possible, with the same benefits and risks as will be provided to holders of Restricted Shares or RSUs. However, holders of DSUs will have no voting rights as to any underlying Macquarie shares. DSUs will only be offered in jurisdictions where legal or tax rules make the grant of RSUs impractical, or where PSUs are structured as DSUs (see "PSUs" below).

PSUs

PSUs will be structured as DSUs or RSUs with performance hurdles that must be met before the underlying share or cash equivalent (as the case may be) will be delivered. Where PSUs are structured as DSUs, holders will have no right to dividend equivalent payments before the PSUs vest. In all other respects, holders of these PSUs will have the same rights as holders of DSUs. For 2009 and 2010 the PSUs granted to the Executive Committee, including the CEO, will be structured as DSUs with performance hurdles. See Appendix C for more information on PSUs, including the proposed vesting and performance hurdles for the grants in 2010. The rights of PSUs structured as RSUs will be the same as the rights of holders of RSUs, except for the PSU performance hurdles which will not apply to RSUs.

Cash settlement

The MEREP will enable Macquarie to issue RSUs, DSUs and PSUs on terms that allow Macquarie to provide a cash payment to holders of vested RSUs or PSUs or who exercise DSUs in lieu of, and in an amount equal to, the value of the underlying shares. Macquarie intends to issue RSUs, DSUs and PSUs in this form only in limited circumstances where local legal or tax rules in a particular jurisdiction make it impractical to issue or transfer shares to the holder on vesting of an RSU, PSU or on exercise of a DSU.

Voluntary "salary sacrifice" participation

The MEREP will also enable Macquarie to replace the Macquarie Group Staff Share Acquisition Plan ("MGSSAP"), which Macquarie has effectively operated in Australia since 1999. The MGSSAP gives eligible staff in Australia the opportunity to acquire shares in lieu of cash profit share or commission payments they would otherwise be paid. Participation is voluntary. The MGSSAP is affected by the proposed new employee share plan tax legislation due to changes in the deferral positions and a cap on participation. Accordingly the MGSSAP may not be offered by Macquarie in its current form in 2010. However, as was the case with the MGSSAP, voluntary participation in the MEREP may in future be offered to Macquarie staff globally, who receive profit share or commission payments and wish to receive some or all of this remuneration in the form of Macquarie equity, separate from the required remuneration retention arrangements.

Where the MEREP is operated on a voluntary "salary sacrifice" basis, the equity grants may be subject to a vesting period or may vest immediately subject to a non-disposal period that would apply to the underlying shares. The latter approach is broadly similar to the operation of the MGSSAP.

2.2.11 Size and funding of the MEREP

The MEREP will initially comprise a portion of the 2009 retained profit share and Transitioned Amounts. On 31 March 2009, Macquarie announced that it expected the initial amount to be approximately $500 million. As explained in more detail in section 3.1, as Executive Directors may now choose their level of participation in the new scheme for pre-2009 retained amounts, it is likely that the amount will be less than the $500 million estimate advised in March. Macquarie will announce to the market the estimated value to be applied to the grant of Macquarie shares prior to the date of the Meeting.

In future years, the funding required for the MEREP will be determined by the aggregate retained profit share, any amount of additional profit share or commissions which staff elect to receive through voluntary "salary sacrifice" participation (should Macquarie permit such elections), amounts required

2 The Macquarie Group Employee Retained Equity Plan ("MEREP") continued

to fund Director promotion and newly hired Director awards, plus the amount of funding for any equity allocations which the Board agrees can be made as remuneration or consideration under the terms of an employment contract or business acquisition.

2.2.12 Impact on Macquarie's consolidated financial statements[7]

Transitioned Amounts

Transitioned Amounts are currently recognised as a liability and will be transferred direct to contributed equity. The difference between the value of the Transitioned Amounts at the date of equity grants and the value based on the VWAP from 4 May 2009 to the date of the 2009 AGM of $36.36 is characterised as a share based payment transaction. The amount of the share based payment is expensed over the vesting period with a corresponding amount recognised each period in a share based payments reserve.

The amount of the share based payment to be recognised in the 2010 financial year is dependent on the size of Transitioned Amounts and the Macquarie share price at the date of the equity grants.

Retained profit share from 2009

The retained profit share from 2009 has previously been recognised in Macquarie's 2009 financial statements as an expense with a corresponding liability. On investment of this amount in the MEREP, the liability will be credited back to profit or loss. The value of the amount invested in the MEREP at the date of equity grants will be recognised as a share based payments expense over the vesting period with corresponding amounts recognised each period in a share based payments reserve.

As with the Transitioned Amounts, the amount recognised as a share based payments expense and the corresponding share based payments reserve in the 2010 financial statements, in relation to retained profit share from 2009 to be invested in the MEREP, is also dependent on the Macquarie share price at the date of the equity grants.

The impact on Macquarie's consolidated financial statements described above will also apply for 2010 and future financial periods.

On-market acquisition of shares

As described in section 2.2.3 of the Explanatory Memorandum, the MEREP rules will give Macquarie the flexibility to issue new shares or provide for shares to be acquired on-market at prevailing market prices. If shares are acquired on-market, then the effect of the acquisition will be a reduction in equity for the purchase price of shares acquired.

[7] Prepared in accordance with Australian Accounting Standards.

3 Retained profit share

This section gives details of the proposed changes to Macquarie's retained profit share arrangements. It describes the transitional arrangements for Executive Directors' pre-2009 retained profit share amounts, and the proposed arrangements that will apply to Executive Directors' retained profit share in 2009 and 2010. This section also provides information regarding retained profit share for staff other than Executive Directors.

3.1 Pre-2009 DPS Plan and the transition arrangements

The current DPS Plan will now be known as the "Pre-2009 DPS Plan". The DPS Plan is a fundamental tool in Macquarie's retention and alignment strategies, encompassing both long-term retention arrangements and equity holding requirements. Currently, 20 per cent of each Executive Director's annual gross profit share allocation is withheld and is subject to restrictions through the Pre-2009 DPS Plan. The amounts retained under the Pre-2009 DPS Plan begin to vest each year on a straight line basis after five years of service as an Executive Director and fully vest after ten years. Vested amounts are then released to an Executive Director at the earliest of the Executive Director's ceasing employment or at the end of a ten year period, subject to limited forfeiture provisions (see section 3.2.3).

The Pre-2009 DPS Plan will continue to operate in respect of some pre-2009 Executive Director profit share retention. Under the arrangements announced on 31 March 2009, all pre-2009 Executive Director retained profit share was to be moved into the new arrangements. Executive Directors will now be given the choice to leave their pre-2009 retained profit share in the Pre-2009 DPS Plan, or move some or all of these amounts into the new arrangements ("Transitioned Amounts"). This change is largely due to the potential adverse impact of recently enacted and proposed tax legislation in Australia. Executive Directors moving to the new arrangements would have an immediate tax liability despite equity grants being subject to disposal restrictions. Additionally Executive Directors who have returned to Australia after working overseas are likely to be impacted by these changes which apply from 1 July 2009.

Transitioned Amounts will be invested in the MEREP and notionally in Macquarie-managed funds (through the Post-2009 DPS Plan) according to the relevant Executive Director's role, in the manner set out in section 3.2.2. Transitioned Amounts will vest to the Executive Directors on a straight line basis over seven years from 2010 to 2016 (for Executive Committee members) or over five years (for other Executive Directors) from 2010 to 2014 and the disqualifying events set out in section 3.2.3 will apply.

Any Pre-2009 retained profit share not transitioned to the new arrangements will be grandfathered in the Pre-2009 DPS Plan. The current vesting, release and forfeiture provisions for Executive Director retention will continue to apply under the Pre-2009 DPS Plan. See Appendix B for further information on the Pre-2009 DPS Plan.

3.2 Post-2009 DPS Plan

As noted above, retained Executive Director profit share from 2009 and future years will be invested in the MEREP and the Post-2009 DPS Plan, with the amount allocated to each plan determined by role (see section 3.2.2). The Post-2009 DPS Plan will continue to comprise exposure to a notional portfolio of Macquarie-managed funds and will be set for each Executive Director according to their role, as determined by the BRC. The BRC will continue to have the absolute discretion to vary the retention mix for Executive Directors between Macquarie shares under the MEREP and Macquarie-managed fund equity under the Post-2009 DPS Plan. Changes to the relative proportions of retained profit share allocated to the Post-2009 DPS Plan and the MEREP will affect the value of deferred remuneration levels a person may receive on termination.

Notional returns on Executive Directors' notional investments in the Post-2009 DPS Plan may be paid annually to Executive Directors. The notional returns are calculated based on total shareholder return. If the notional investment of the retained profit share results in a notional loss, this loss will be offset against future notional income until the loss is completely offset.

3 Retained profit share continued

3.2.1 Profit share retention levels

A percentage of each employee's annual gross profit share allocation will be retained by Macquarie ("retained profit share"). The percentage is set according to their role, as follows:

Role	2009 Performance Year	2010 Performance Year
CEO	55 per cent	55 per cent
Executive Committee Member	50 per cent	50 per cent
Designated Executive Directors	50 per cent	50 per cent
Other Executive Directors	50 per cent	40 per cent
Staff other than Executive Directors*	25 per cent of profit share allocations above certain thresholds	25 per cent of profit share allocations above certain thresholds

* Details of retained profit share arrangements for staff other than Executive Directors are set out in section 3.3

The Board has the discretion to change the percentage of profit share allocations retained on an annual basis to meet changing market conditions as well as to comply with regulatory and corporate governance guidance, provided that the retention percentage is at least 30 per cent for Executive Directors. This is because:

- regulatory and remuneration trends continue to evolve and change;
- Macquarie must have the ability to meet regulatory requirements; and
- Macquarie must have the flexibility to remain competitive in the global markets in which it operates. The global remuneration environment is a very important consideration when determining remuneration structures. Competition for talented staff remains intense with aggressive recruiting activity for high quality staff.

In addition, the Board has the discretion to change the percentage of profit share allocation retained to meet exceptional circumstances that may arise when a staff member moves between jurisdictions. The Board would consider changing the retention level where local laws impact the application of the transitional arrangements. At all times these adjustments are to ensure that all Executive Directors are in a similar situation and not disadvantaged due to local restrictions.

The applicable retention levels will be disclosed each year in Macquarie's Remuneration Report. Changes to the retention level will affect the value of deferred remuneration that a person may receive on termination.

3.2.2 Investment of retained profit share from 2009

The following table shows the percentage allocation of retained profit share that is proposed to be invested in the Post-2009 DPS Plan and the MEREP, depending on the staff member's role:

Role	Post-2009 DPS Plan	MEREP
CEO, Deputy Managing Director, Chief Financial Officer and Chief Risk Officer	20 per cent	80 per cent
Group Head, Macquarie Capital	40 per cent	60 per cent
Group Head, Macquarie Funds Group	50 per cent	50 per cent
Other Executive Committee members	10 per cent	90 per cent
Other Executive Directors	Minimum of 10 per cent to a maximum of 50 per cent depending on mix of funds management and other functions	Maximum of 90 per cent to a minimum of 50 per cent depending on mix of funds management and other functions
Staff other than Executive Directors	Nil	100 per cent

The same percentage split will apply to Executive Directors' Transitioned Amounts.

The Board or the BRC will have discretion to review the percentage allocated to the Post-2009 DPS Plan and the MEREP on an annual basis to reflect individual Executive Director's responsibilities and to strengthen shareholder alignment for Macquarie and the Macquarie-managed funds. The percentage splits for the CEO and the Executive Committee members will be disclosed each year in Macquarie's Remuneration Report.

In rare instances, allocation of retained profit share may be in other than the Post-2009 DPS Plan or the MEREP with the approval of the BRC. In addition, pre-2009 retained profit share for employees other than Executive Directors is currently held, and will remain, in cash.

3.2.3 Release of Executive Director's retained profit share

Normal vesting

The vesting period will be established for each retained profit share allocation by the BRC, according to the prevailing market conditions and having regard to regulatory and remuneration trends at the time of allocation (refer to section 3.2.1 above for further commentary). The BRC has established the release schedule set out in the table below for 2009 and 2010 retained profit share invested in the Post-2009 DPS Plan and the MEREP.

For each year's allocation, once the vesting period has been determined it will remain fixed for that allocation. Vesting provisions will be disclosed in the Remuneration Report annually. Retained profit share will be released when it vests.

The vesting period for Executive Directors' Transitioned Amounts (including the amounts invested in the Post-2009 DPS Plan and the MEREP) is set out in section 3.1. The vesting period under the Pre-2009 DPS Plan is set out in Appendix B.

Early vesting and release

There will be discretion available to the Board, the BRC or the Executive Committee under delegation from the BRC to accelerate the vesting of retained profit share and/or reduce the retention period, including where an Executive Director's employment ends on the grounds of genuine retirement or redundancy (subject to the disqualifying events provisions).

In considering whether the discretion should be exercised in a particular case of genuine retirement, factors including, but not limited to, the following matters, events or circumstances may be taken into account:

- whether the Executive Director demonstrates that he/she is genuinely retiring from the industries within which Macquarie operates and competes;
- whether the Executive Director is likely to work at any time in the future within the industries within which Macquarie operates and competes;
- whether the Executive Director is likely to work full-time in any capacity, including directorships or consultancy;
- whether the Executive Director has facilitated an appropriate succession strategy; and
- the Executive Director's length of service with Macquarie reflecting a sustained contribution and commitment to Macquarie, with an expectation of at least ten years of service as an Executive Director.

If an Executive Director dies or becomes wholly and permanently unable to work while employed by Macquarie, 100 per cent of their retained profit share will vest and (subject to the disqualifying event provisions) be released to the Executive Director or, in the case of death or incapacity, to the Executive Director's legal personal representative.

Role	2009 Performance Year	2010 Performance Year
CEO	20 per cent in each of years 3-7	20 per cent in each of years 3-7
Executive Committee Members	20 per cent in each of years 3-7	20 per cent in each of years 3-7
Designated Executive Directors	20 per cent in each of years 3-7	20 per cent in each of years 3-7
Other Executive Directors	20 per cent in each of years 3-7	1/3 in each of years 3-5
Staff other than Executive Directors	1/3 in each of years 2-4	1/3 in each of years 2-4

3 Retained profit share continued

In certain other limited exceptional circumstances, the discretion may be exercised to accelerate the vesting of retained profit share and reduce the retention period on the grounds of business efficacy. All relevant factors will be considered on a case by case basis and will include consideration as to whether exercise of the discretion is in the best interests of Macquarie.

In all cases where the discretion is exercised, the Board, the BRC or the Executive Committee under delegation from the BRC may impose such other conditions as it considers appropriate.

The early vesting and release provisions for retained profit share under the Pre-2009 DPS Plan are set out in Appendix B.

Disqualifying events

An Executive Director will not be entitled to receive any of their unreleased Transitioned Amounts or retained profit share from 2009 and future years if the Board, the BRC or the Executive Committee under delegation from the BRC determines, in its absolute discretion, that the Executive Director has during the period of employment with Macquarie or since leaving:

(a) committed an act of dishonesty (including but not limited to misappropriation of funds and deliberate concealment of a transaction);

(b) committed a significant and wilful breach of duty that causes material damage to Macquarie;

(c) joined a competitor of Macquarie Group;

(d) taken staff to a competitor or been instrumental in causing staff to go to a competitor; or

(e) otherwise acted, or failed to act, in a way that damages Macquarie, including but not limited to situations, where the action or inaction leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

If an Executive Director leaves Macquarie and the discretion to release unvested retained amounts is exercised as described above in this section - "Early Vesting and Release", the release will occur over the period from six months to two years after the Executive Director leaves. For these purposes, any Transitioned Amounts will be treated in the same manner as retained profit share from 2009. Different disqualifying event provisions will apply at the six month, one year and two year timeframes as follows:

- **retained profit share from all but the last two years** - released on the expiry of six months following the end of employment (the "First Period") provided the Executive Committee has determined that none of the disqualifying events (a), (b), (c), (d) and (e) set out above occurred during the First Period;
- **retained profit share from the second year prior to the end of employment** - released on the expiry of a further six months following the end of the First Period (the "Second Period") provided the Executive Committee has determined that no disqualifying event occurred during the First Period and disqualifying events (a), (b), (d) and (e) set out above have not occurred during the Second Period; and
- **retained profit share from the year prior to the end of employment** - released on the expiry of a further twelve months following the end of the Second Period (the "Third Period") provided the Executive Committee has determined that no disqualifying event occurred during the First Period, disqualifying events (a), (b), (d) and (e) set out above have not occurred during the Second Period and disqualifying events (a), (b) and (e) set out above have not occurred during the Third Period.

Where the Executive Director has a tax liability on termination of employment in respect of any unvested retained profit share, the Board, the BRC or the Executive Committee under delegation from the BRC, has the discretion to release unvested retained profit share up to an amount equal to the Executive Director's tax liability, at an earlier time than noted above.

The disqualifying events for retained profit share under the Pre-2009 DPS Plan are set out in Appendix B.

3.3 Retained profit share for staff other than Executive Directors

The current rules for profit share retention for staff other than Executive Directors are set out in Appendix E. Under these rules, an employee who ceases employment with Macquarie will forfeit their unvested retained profit share. There will be continued discretion for the Board, the BRC or the Executive Committee under delegation from the BRC to accelerate the vesting of retained profit share and reduce the retention period, in their absolute discretion including where, for example, an employee's employment ends on the grounds of genuine retirement, redundancy, death, disability, illness or in other circumstances where business efficacy justifies exercising the discretion.

For staff other than Executive Directors, who are a Macquarie Group officer, the current aggregate pre-2009 retained profit share is approximately $60 million.

3.4 Current aggregate retained profit share

The current aggregate retained profit share for Macquarie Group officers is approximately $635 million. This amount includes the amount in 3.3 above in respect of staff other than Executive Directors.

4 Shareholder approval for Item 1 in the Notice of Meeting

Shareholder approval is sought for certain aspects of the remuneration arrangements. The formal Notice of Meeting accompanies this Explanatory Memorandum. This section provides details of the specific approvals being sought in Item 1 in the Notice of Meeting.

4.1 Shareholder approval of the MEREP

4.1.1 Financial Assistance

Under section 260A of the Corporations Act, Macquarie or a subsidiary of Macquarie is prohibited from financially assisting in the acquisition of Macquarie shares except in certain limited circumstances or if an exemption from this prohibition applies.

There is an exemption from the prohibition against financial assistance in section 260C(4) of the Corporations Act for financial assistance provided under an approved employee share scheme. For this purpose, an approved employee share scheme is a shareholder approved scheme under which company shares may be acquired for the benefit of:

- employees of the company, or a related body corporate; or
- directors of the company or of a related body corporate, who hold a salaried employment or office in the company, or a related body corporate.

The MEREP will involve Macquarie or a subsidiary of Macquarie lending or contributing amounts to the MEREP Trustee to fund the acquisition of newly issued shares or to acquire shares on-market - that is, financially assisting the acquisition of Macquarie shares. The initial size and source of future funding for the MEREP are described in more detail in section 2.2.11 above.

Accordingly, Macquarie seeks shareholder approval of the MEREP, for the purpose of obtaining the benefit of the exemption from the prohibition against Macquarie or a subsidiary of Macquarie financially assisting the acquisition of Macquarie shares under the MEREP pursuant to section 260C(4) of the Corporations Act.

If approved, the exemption will only apply where shares are acquired by or for the benefit of employees or directors who hold a salaried employment or office in Macquarie or a related body corporate. The exemption will not apply to the extent that funds are used to acquire shares, by or for the benefit of any other person.

4.1.2 ASX Listing Rule 7.1 exception

ASX Listing Rule 7.1 prohibits an entity from issuing equity securities exceeding 15 per cent of the number of ordinary shares of the entity over any 12 month period, without the approval of shareholders or unless an exception applies. One of the exceptions to this prohibition provides that issues of equity securities need not be included in the 15 per cent limit where the issue is made under an employee incentive scheme and the issue of securities under the employee incentive scheme has been approved by shareholders within the previous three years.

Accordingly, Macquarie seeks shareholder approval for the issue of equity securities under the MEREP for the purpose of obtaining the benefit of the exception. The approval will apply to all issues of shares and DSUs and PSUs, where applicable, under the MEREP for a period of three years from the date of approval.

In the event shareholder approval is granted as described in this section, the issue of Macquarie shares on the exercise of the DSUs will also be excluded from the 15 per cent calculation in ASX Listing Rule 7.1 on the basis that Macquarie complied with the ASX Listing Rules at the time the DSU was first granted.

4.2 Termination benefit approval: Corporations Act section 200B

Macquarie is seeking shareholder approval for the release of deferred remuneration to Macquarie executives when they cease to hold board, managerial or executive positions in Macquarie companies. This Explanatory Memorandum sets out the deferred remuneration and other benefits that may be released to Macquarie executives in these circumstances, how it may be released, and the matters, events and circumstances that may affect the calculation of the value of deferred remuneration. The approval sought is similar to the approval provided by shareholders in 2005 for the Pre-2009 DPS Plan.

4.2.1 Changes to the Corporations Act

The Corporations Amendment (Improving Accountability on Termination Payments) Bill 2009 ("Bill") is currently being debated in Parliament. It is expected the Bill will be passed prior to the end of 2009. Under that Bill, the termination benefit provision of the Corporations Act will be significantly amended. However, the process for obtaining shareholder approval for termination benefits remains largely unchanged. This section identifies the changes proposed by the Bill where relevant. The shareholder approval sought is intended to remain effective whether the Bill is enacted before or after shareholder approval is obtained.

4.2.2 Application to Macquarie's remuneration arrangements

Under the Corporations Act termination benefit provisions in force at the date of this Explanatory Memorandum, Macquarie companies, their associates and any prescribed superannuation fund in connection with Macquarie are prohibited from giving a person a benefit in connection with their ceasing to hold a board or managerial office in Macquarie or in a Macquarie company, unless shareholders approve the giving of the benefit or an exemption applies. The prohibition extends also to benefits provided to persons on their retirement where the person held such a board or managerial office at any time during the previous 12 months.

Under the Bill, the termination benefits provisions will apply to persons who held a "managerial or executive" office or position at any time in the three years before they ceased employment (increased from the 12 month look-back period under the current law).

Most of Macquarie's Executive Directors hold a board or managerial office for the purposes of the Corporations Act (or a managerial or executive office under the terminology used in the Bill). In addition, there are other Macquarie employees who hold director positions in Macquarie entities who will also be considered to hold such an office for the purposes of the Corporations Act. Currently, approximately 600 Macquarie employees are subject to the termination benefits provisions, given they either hold board or managerial or executive office. Macquarie has over 1,200 related bodies corporate and the majority of directors of these companies are Macquarie staff. Macquarie is involved in a large number of transactions and has a variety of businesses, and new corporate structures are typically established for new transactions and businesses. It is Macquarie's policy to appoint senior staff who are closely involved in a transaction or business, to the boards and management of these related bodies corporate.

4.2.3 Benefits that require shareholder approval and benefits that are exempt

"Benefit" is defined broadly in the Corporations Act to include most forms of valuable consideration. There is an exception to the prohibition on the provision of benefits where the benefit does not exceed the payment limits set out in the Corporations Act - which under the Bill is a benefit exceeding one year's average base salary. In addition, once the Bill is enacted the legislation will exclude certain benefits which will not require shareholder approval. These include a "deferred bonus", which is defined as an amount or property earned, allocated or accrued before termination but not paid or provided at the time they are earned, allocated or accrued including where attributable to:

- the release of a deferred bonus from a restriction due to death or incapacity;
- the investment of a deferred bonus; or
- another change to the value of deferred bonus.

4 Shareholder approval for Item 1 in the Notice of Meeting continued

The Bill also provides that a benefit will be given in connection with a person's retirement from an office or position where it is the accelerated or automatic vesting of share-based payments at or due to retirement.

4.2.4 Reason why shareholder approval is being sought

The remuneration for which termination benefits approval is sought is deferred remuneration, including accumulated superannuation earned in prior years. In some circumstances of cessation of employment of an office holder, the benefit on deferred remuneration release and from superannuation will be within the payment limits or otherwise exempt from the termination benefits provisions of the Corporations Act even after the Bill is enacted. However, it is not possible to quantify in advance the monetary value of the proposed benefits that would be received by any particular officeholder at some point in the future. There is also little guidance under the Bill about which specific elements of deferred remuneration are exempt from shareholder approval and which are not. The potential for future changes to the current termination benefits legislation also exists. Furthermore, such changes may affect the characterisation of benefits as within or outside the definition of retirement benefits and hence it may affect the manner in which the value of future potential retirement benefits is calculated.

Accordingly, the shareholder approval sought will cover all types of potential deferred remuneration release that may arise under the particular plans and other schemes identified in Item 1 of the Notice of Meeting forming Macquarie's existing and proposed remuneration arrangements.

Macquarie obtained approval for certain termination benefits including those relating to the Pre-2009 DPS Plan and superannuation from shareholders in 2005. Approval at this Meeting will effectively update that approval for the new arrangements.

4.2.5 Details of termination benefits

> This section describes the manner in which the amount or value of a proposed termination benefit is to be calculated and any matter, event or circumstance that will, or is likely to, affect the calculation of that benefit.

Calculation of termination benefits

Sections 1, 2 and 3 of this Explanatory Memorandum set out the manner in which the amount or value of the potential termination benefits for an individual from their participation in the MEREP and from their retained profit share is to be calculated. The potential termination benefits for an individual may also include:

- superannuation benefits; and
- any benefit that the individual may receive on termination as a result of the automatic or accelerated vesting of an Option issued to them under the Option Plan, or other change to the Option permitted under the Option Plan.

Under Macquarie's superannuation arrangements, the policy is to only make employer superannuation contributions to the extent this is required in each of the jurisdictions in which Macquarie operates (subject to limited exceptions). Currently, other than statutory contributions, there is no location where Macquarie contributes more than 15 per cent of an employee's base remuneration as an employer superannuation contribution. The table in Appendix F gives a sample of the types of superannuation contributions Macquarie makes in various jurisdictions.

The Option Plan and its predecessor, the Macquarie Bank Employee Share Option Plan, have been operated for many years. The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of employees, including persons who provide services to Macquarie on a long-term consultancy basis. Previously, Macquarie issued Options to approximately the most senior 20 per cent of staff based on performance and promotion. As noted in section 1, Macquarie proposes to cease offering Options. Equity alignment under Macquarie's deferred remuneration arrangements will now be achieved through the MEREP.

Existing Options will continue vesting on their current terms. Appendix D provides a summary of the Option Plan rules and the key terms and conditions of Options, including the vesting, exercise and forfeiture conditions, and the limited circumstances in which the Board or the Executive Committee may vary or waive these conditions for a staff member who has ceased employment with Macquarie.

Key matters, events or circumstances which will, or are likely to, affect the value of the benefit

The key matters, events or circumstances which will, or are likely to, affect the value of the deferred remuneration release that a staff member may receive on cessation of employment are set out in the table below.

Matter, event or circumstance	Effect on value of benefits
Financial performance of Macquarie and the business or support area in which the employee works	This impacts the size of the total profit share pool each year available to be allocated to all employees (see Appendix A). The performance of Macquarie and Macquarie-managed funds also impacts the value of equity amounts in the MEREP and notional amounts allocated under the DPS Plan under the retention arrangements (see section 3). The current aggregate retained profit share for Macquarie Group officers is approximately $635 million (see section 3.4).
Performance of the relevant employee each year	This impacts the profit share of the particular employee each year and in turn the amount to be retained (see Appendix A) for allocation to particular employees. See section 3 which sets out retention amounts for Executive Directors, and Appendix E for other staff.
The executive level and geographic location of the employee	This affects the required level of profit share retention and the manner in which that retention is held, whether the executive participates in the DPS Plan or Option Plan or the proposed retention arrangements and PSU grants and the periods of vesting and release of retained amounts.
The number of years of service at Macquarie	This impacts the number of prior years of retained profit share, Options and PSUs which are held, the amount of those benefits which will have vested and remain accumulated but unvested, and also the accrued value of superannuation.
The circumstances in which the employee leaves Macquarie	This impacts on whether any accrued deferred remuneration (including DPS and the MEREP retentions, Options and PSUs) may be forfeited (for example a person being terminated for cause) or unvested benefits accelerated (for example in "special circumstances").

4 Shareholder approval for Item 1 in the Notice of Meeting continued

4.3 Example

The profit share retention arrangements are explained above in sections 3.2.1 to 3.2.3. The following provides an example of how deferred retirement benefits are calculated.

Assume the person ceasing to hold office is an Executive Director who is a member of the Executive Committee. Assume the Executive Director received their first allocation in July 2001 and retires in December 2012. Also assume that the Executive Director elects to transition the entire pre-2009 retained profit share (assumed to be $3.2 million) to the new remuneration arrangements. These Transitioned Amounts will vest and be released on a straight line basis over seven years.

Is the person leaving due to genuine retirement?

No: → **All of the person's unvested retained profit share will be forfeited, and any unvested PSUs will lapse (except in limited exceptional circumstances – see section 3.2.3)**

Yes: → **Have any of the disqualifying events occurred?**

→ No **all of the person's unvested retained profit share will be released over two years (see section 3.2.3) and any unvested PSUs will lapse.**

How would the value of the potential termination benefits be calculated?

Unvested retained profit share would be equal to:

- *all of 2010 to 2012* retained profit share – these amounts do not start vesting for three years from allocation (2010 retained profit share begins vesting in 2013)[8];
- *4/5 of 2009 retained profit share* – of which only 1/5 has vested in 2012, being three years from allocation; and
- *4/7 of Transitioned Amounts from 2001 to 2008* – vested amounts were released in 2010, 2011 and 2012[9].

How would the value of superannuation contributions by Macquarie be calculated?

The value would be equal to Macquarie's contributions to the person's superannuation funds plus in relation to these contributions any earnings, and any capital growth or loss, less taxes and fees. All current Executive Committee members are located in Australia where Macquarie contributes the minimum 9 per cent statutory employer contribution subject to an annual cap of $14,461. The contribution cap is $14,461 in 2010 and is indexed annually. In Australia, Macquarie does not make any additional contributions in excess of the statutory requirements.

→ Yes **a disqualifying event has occurred – some or all of the person's unvested retained profit share will be forfeited, and any unvested PSUs will lapse (see section 3.2.3).**

If, for example, the Executive Director acted in a way that led to a material financial restatement that occurred within two years after the person left Macquarie and the Board or Executive Committee determined this to be the result of a disqualifying event, the person would lose their entitlement to a minimum of their last year's retained profit share and a maximum of 100 per cent of their retained profit share.

[8] A three to seven year vesting schedule applies to Executive Committee members' retained profit share from 2009.

[9] Vesting is on a straight line basis over seven years from 2010 to 2016 for Transitioned Amounts.

Important note:

This is a numerical example of the manner in which the value of deferred remuneration benefits is calculated on the genuine retirement of an Executive Director who is a member of the Executive Committee and, through the assumptions, highlights the matters, events and circumstances which may affect that value. The example is provided by way of an illustration only of the operation of the retention and vesting provisions of the various components of deferred remuneration benefits. The example is not a projection or forecast of the actual amount of deferred remuneration benefit any particular employee may receive on ceasing employment. Also, the assumptions used are only for the purpose of illustrating how the value of deferred remuneration may be affected.

Assuming retained profit share from 2009 to 2012 was the same amount (e.g. $1 million)[10], the unvested retained profit share would be equal to (3 x $1 million (2010 to 2012)) plus (4/5 x $1 million (2009)) plus (4/7 x $3.2 million) **or** $5.6 million plus any increase or decrease in the value of the equity component (e.g. 90 per cent of retained profit share for most Executive Committee members) and any notional gain or loss on the Post-2009 DPS Plan.

As a general rule, unvested PSUs will lapse on termination. Any unvested PSUs in respect of which the Board, the BRC or the Executive Committee under delegation from the BRC, exercises its discretion to modify the vesting date and modify or release performance conditions will be added to the value of unvested retained profit share[11].

Assuming the person is located in Australia and their base salary has been $500,000 in each year of employment for a total of 10 years' service, the value of these contributions would be $144,610 before adjustments for any earnings, and any capital growth or loss, less taxes and fees. This also assumes all contributions were made at the 2010 contribution cap. Actual contribution caps were lower in years prior to 2010. The value of the potential termination benefit is a function of the superannuation funds' performance over time, including any applicable deductions.

Assuming the figures used in the example so far are included in the calculation, these disqualified amounts would be:

- $5.6 million of retained profit share, if the event occurred within six months of cessation;
- $2 million of retained profit share if the event occurred between six and 12 months; and
- $1 million of retained profit share if the event occurred between 12 months and two years

(in each case, before adjustment for any increase or decrease in the value of the equity component and any notional gain or loss on the cash component).

[10] This amount is based on an assumed 50 per cent retention from a profit share allocation of $2 million. Actual profit share allocations may be lower or higher than this amount. For members of Macquarie's Executive Committee, annual profit share allocations are disclosed in Macquarie's Annual Report (past allocations can be obtained from Macquarie's Annual Reports for prior years).

[11] The Board and the Executive Committee under delegation from the Board have the same discretion in respect of Options under the rules of the Option Plan (see Appendix D, sections 2.6 and 2.7). Current members of the Executive Committee also hold an aggregate of 1,773,629 unvested Options.

4 Shareholder approval for Item 1 in the Notice of Meeting continued

4.4 Termination benefit approval: ASX Listing Rule 10.19

ASX Listing Rule 10.19 limits the aggregate value of all termination benefits (other than benefits from any superannuation or provident fund and benefits required by law) that are or may become payable to officers to five per cent of the equity interests of Macquarie. Shareholder approval is required to exceed this limit. The limit applies to any officer of Macquarie and/or any of its child entities. ASX Listing Rule 19.12 defines a "child entity" as any entity which is controlled by Macquarie within the meaning of section 50AA of the Corporations Act, or a subsidiary of Macquarie.

In 2005, Macquarie obtained shareholder approval for termination benefits arising from the Pre-2009 DPS Plan under ASX Listing Rule 10.19. Approval at this Meeting will effectively update that approval for the new arrangements.

ASX has confirmed that the release of deferred remuneration in the form of equity under the MEREP and the Option Plan is not a termination benefit for the purpose of ASX Listing Rule 10.19. However, this does not apply to the release of deferred remuneration under the DPS Plan (both the Pre-2009 DPS Plan and the Post-2009 DPS Plan) or the pre-2009 retained profit share arrangements for staff below Executive Director level. This is because these arrangements involve cash payments, even though these amounts are deferred remuneration.

Without the amounts retained under these arrangements, the potential aggregate termination payment entitlements would be well below five per cent of the equity interests of Macquarie, and shareholder approval for the termination payment entitlements would not be required.

The maximum aggregate amount that may be held under these arrangements for the existing 340 Executive Directors and other staff who are Macquarie Group officers, in respect of 2009 and prior year allocations, is approximately $525 million. This is just below five per cent of the current equity interests of Macquarie, calculated in accordance with the ASX Listing Rules using relevant details from Macquarie's 2010 interim financial statements. This assumes that no Executive Director opts into the new remuneration arrangements in respect of their Pre-2009 DPS Plan balances (see section 3.1 above for further information about the transitional arrangements). This amount will reduce to the extent to which Executive Directors opt into the new arrangements in respect of their 2008 and prior year retained amounts and to the extent that these staff are not Macquarie Group officers. For Executive Directors, these amounts have accrued over the past ten years and in all cases represent retained profit share earned in prior years.

This amount will change over time based on various factors including:

- annual contributions to the Post-2009 DPS Plan under the new arrangements as described in section 3.2;
- changes in the notional value of the retained amounts in the Pre-2009 and the Post-2009 DPS Plans (see sections 3.1 and 3.2); and
- release over time of vested amounts from the Pre-2009 and the Post-2009 DPS Plans as described in Appendix B and section 3.2, respectively.

This amount may in future be in excess of five per cent of the equity interests of Macquarie from time to time.

Macquarie seeks shareholder approval to ensure that each current or future officer of Macquarie or its child entities will be entitled to their termination benefits (for example, Retained DPS, accrued annual and long service leave and salary in lieu of notice), notwithstanding that the aggregate of these potential termination payments for all officers exceeds five per cent of the equity interests of Macquarie from time to time.

In 2005, Macquarie Bank Limited obtained shareholder approval of termination benefits arising from the Pre-2009 DPS Plan under ASX Listing Rule 10.19. Approval at this Meeting will effectively update that approval for the new arrangements.

4.5 Consequences of approval not being obtained

The consequences of not obtaining the approvals sought by Macquarie under Item 1 are:

- Macquarie will not be able to implement the proposed new remuneration arrangements, including the MEREP;
- it is unlikely that Macquarie can continue beyond the short term with the existing arrangements;
- Macquarie may face difficulty in meeting regulatory requirements; and
- increased staff uncertainty regarding the future remuneration arrangements, which may impact Macquarie's ability to retain staff at a key time in the post-economic downturn recovery.

Accordingly, Macquarie would need to consider potential alternative arrangements, including some or all of the following:

- retaining less or no profit share going forward and as a consequence paying more in cash upfront;
- paying out in cash some or all of the additional 30 per cent profit share retained in 2009 compared to 2008;
- reducing the vesting period so that more profit share is paid out earlier; and
- reducing the range of circumstances that may cause previously retained amounts to be forfeited on cessation of employment.

Adopting alternative remuneration arrangements is not considered to be in shareholders' interests. Further, Macquarie may face difficulties in adapting to emerging global regulatory and remuneration trends.

4.6 Board recommendation on Item 1

The Non-Executive Voting Directors of the Board unanimously recommend that shareholders approve Item 1 in the Notice of Meeting. Nicholas Moore being the Managing Director and CEO, has a material personal interest in the resolution and therefore has abstained from providing a recommendation.

5 Shareholder approval for Item 2 in the Notice of Meeting

This section provides information on the approval sought for the Managing Director to participate in the MEREP. The ASX Listing Rules require this approval because the Managing Director is a Voting Director of Macquarie.

5.1 Background

The purpose of Item 2 in the Notice of Meeting is to approve the Managing Director's participation in the MEREP under the proposed new remuneration arrangements described in sections 1 to 4 of the Explanatory Memorandum and the subsequent issue of Macquarie shares and acquisition of shares by the Managing Director. The reason this approval is being sought is because ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire newly issued shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. This rule applies to Voting Directors of Macquarie.

Shareholder approval is being sought so that RSUs and PSUs are able to be issued to the Managing Director under the MEREP as described in section 5.2 below. As described in section 2.2.3 of the Explanatory Memorandum, Macquarie can either issue shares or acquire the underlying shares on market. The approval sought will allow the shares to be issued.

The proposed changes to Macquarie's remuneration arrangements involve a proportion of profit share for the Managing Director to be retained and invested in Macquarie shares via the MEREP. Participation in the MEREP on this basis will strengthen the alignment of staff interests with those of shareholders through the deferral of a portion of profit share into Macquarie shares. Currently 35 per cent of the Managing Director's profit share is retained and invested in Macquarie shares released after three years under the existing Executive Committee Share Acquisition Plan (in addition to the 20 per cent that is retained under the Pre-2009 DPS Plan). The Managing Director's participation in the MEREP will replace this component of his retained profit share and will increase the vesting period on this portion of his retained profit share to between three and seven years.

In addition, under the proposed arrangements, new Options will cease to be offered. Executive Committee members, including the Managing Director, will be eligible to receive PSUs that are subject to hurdles. PSU grants to the Managing Director will be made under the MEREP.

5.2 Terms of issue

The RSUs issued to the Managing Director will represent 80 per cent of any Transitioned Amount the Managing Director nominates from his pre-2009 retained profit share and 80 per cent of his retained profit share from 2009[12] (see section 3.2.2 above). The RSUs will be granted pursuant to the rules of the MEREP and will have the vesting and forfeiture provisions set out in sections 2 and 3 of the Explanatory Memorandum. In all other respects, the RSUs will be on the same terms as RSUs granted to other employees – see section 2 of the Explanatory Memorandum for a summary of the proposed MEREP rules.

The proposed RSUs will be split into two allocations with different vesting periods, as follows:

- **RSUs representing Transitioned Amounts** - up to 415,667 Restricted Share Units representing $15.1 million or 80 per cent (see section 3.2.2) of pre-2009 retained profit share (exclusive of employee on-costs) will vest over a seven-year period from around 1 July 2010 to 1 July 2016 – these RSUs will be granted under the transitional arrangements for Executive Director profit share retention, which are described in section 3.1 above. This amount assumes that the Managing Director elects to transition 100 per cent of his pre-2009 retained profit share, in which case 80 per cent of the Transitioned Amount will be invested in the MEREP (the balance to be invested in the Post-2009 DPS Plan). As described above, the Managing Director may elect how much of his pre-2009 retained profit share will participate in this arrangement; and

[12] The remaining 20 per cent retained is invested in the Post-2009 DPS Plan.

- **RSUs representing 2009 retained profit share -** 57,270 Restricted Share Units representing $2.1 million or 80 per cent of retained 2009 profit share (exclusive of employee on-costs) will vest in accordance with the proposed vesting schedule for retained profit share from 2009 as set out in section 3.2.3 above.

The proposed PSU allocation will be 38,300 Performance Share Units vesting in accordance with the proposed vesting schedule for PSUs set out in Appendix C. The Managing Director's PSUs will be structured as DSUs with the performance hurdles set out in Appendix C. The Managing Director will not be entitled to Macquarie dividends in respect of the PSUs.

The 2009 PSU allocation has been determined based on a valuation of a PSU at 10 November 2009, being the day on which the Notice of Meeting was considered by the Board. The fair value of the PSUs on grant will not be known precisely until they have been granted. However, as an indication for shareholders, the fair value at 10 November 2009 has been estimated at $35.88 per PSU using a Monte-Carlo option pricing framework designed to take account of trading period restrictions and the vesting performance hurdles and timeframes described in Appendix C. The following key assumptions were adopted in estimating the value of the proposed PSUs: a risk free interest rate of 5.94 per cent[13] per annum, volatility of 57.4 per cent[14] and a forecast dividend yield of 3.47 per cent per annum. The market price of the Macquarie shares for the purpose of this calculation was assumed to be $50.34, the closing market price on 10 November 2009.

5.3 Executive Voting Directors' remuneration

Full details of the Managing Director's remuneration and Macquarie share and Option holdings in respect of the 2009 financial year are shown on pages 101 to 116 in the Directors' Report and in Note 37 – Key Management Personnel disclosure in the 2009 Annual Report.

[13] Being the 4 year yield to maturity from the zero coupon yield curve derived from the inter-bank interest rate swap curve as per industry practice for a Monte-Carlo simulation.

[14] Being the actual 3 year historical volatility of the Macquarie share price.

5.4 Maximum number of RSUs and PSUs

The maximum number of RSUs that may be acquired by the Managing Director for which shareholder approval is sought is 472,937[15], being $17.2 million[16] divided by $36.36, being the VWAP from 4 May 2009 to the date of the 2009 AGM. The VWAP dates were announced on 1 May 2009 in anticipation of proceeding to a shareholder vote in July. The maximum number of PSUs that may be acquired by the Managing Director for which shareholder approval is sought is 38,300.

5.5 Price payable on grant of Restricted Share Units

The effective price payable by the Managing Director for the RSUs for which shareholder approval is sought is equal to $36.36 per share (see section 2.2.4). The Managing Director will receive the RSUs in lieu of a cash payment of the corresponding amount of his pre-2009 profit share.

5.6 Price payable on grant of Performance Share Units

The Managing Director will not make any cash payment for the PSUs for which shareholder approval is sought. The PSUs are an incentive mechanism for future performance and subject to the performance hurdles discussed in Appendix C.

[15] The maximum number of RSUs to be acquired assumes RSUs are granted at a market value of $36.36 for purposes of estimating payroll taxes as payroll taxes are paid from retained funds available for conversion to RSUs. In the event the market price at the date of grant exceeds this amount, the actual number of RSUs to be acquired will decrease due to a higher amount of payroll taxes incurred on the market value of RSUs acquired. 472,937 represents the sum of 415,667 RSUs from pre-2009 retained profit share and 57,270 RSUs from 2009 retained profit share.

[16] This assumes that the maximum amount is transitioned to the new arrangements as set out in section 3.1.

5 Shareholder approval for Item 2 in the Notice of Meeting continued

5.7 Participants under previous approvals

This is the first meeting at which shareholder approval for a grant of RSUs and PSUs under the MEREP and the subsequent acquisition of shares is sought. The Managing Director is the only person referred to in ASX Listing Rule 10.14 entitled to participate in the MEREP.

5.8 Terms of any loan relating to the acquisition of shares

No loan is being provided to the Managing Director in relation to the acquisition of shares under the MEREP.

5.9 Date by which grants will be made

The proposed grant of RSUs and PSUs to the Managing Director will be made by no later than 30 June 2010, subject to shareholder approval of Items 1 and 2 in the Notice of Meeting.

5.10 Consequences if approval not obtained

If Item 1 is not approved by shareholders, no RSUs or PSUs will be allocated to the Managing Director irrespective of the outcome of the shareholders' vote on Item 2.

If shareholders approve the new remuneration arrangement in Item 1, but do not approve the issue under the MEREP to the Managing Director in Item 2, the proposed issue of 38,300 PSUs will not proceed and this will impact Macquarie's ability to incentivise the Managing Director and align his interests with those of shareholders and with the remuneration arrangements of the other Executive Directors.

In either event, the Board will need to consider alternative remuneration arrangements which are consistent with Macquarie's remuneration principles, including achieving the necessary alignment of interests that is a key objective of the new remuneration arrangements.

See also section 4.5 regarding the broader consequences of Item 1 not being approved.

5.11 Board recommendation on Item 2

The Non-Executive Voting Directors of the Board unanimously recommend that shareholders approve Item 2 in the Notice of Meeting. Nicholas Moore, being the Managing Director and CEO, has a material personal interest in the resolution and therefore has abstained from providing a recommendation.

Glossary of Terms

Defined term	Meaning
2009 AGM	The 2009 Annual General Meeting of Macquarie held on 29 July 2009.
ASX	ASX Limited (ACN 008 624 691), Australian Securities Exchange or the Australian Stock Exchange as appropriate.
ASX Listing Rules	The official rules of ASX.
Bill	The Corporations Amendment (Improving Accountability on Termination Payments) Bill 2009.
Board	The board of Voting Directors of Macquarie.
BRC	Board Remuneration Committee.
Corporations Act	The Australian Corporations Act 2001 (Cth).
"Deferred Share Units" or "DSUs"	The right to receive Macquarie shares in the future.
Designated Executive Directors	All members of the Executive Committee, members of the Operations Review Committee and other Executive Directors who have a significant management or risk responsibility in Macquarie.
DESOP	Deferred Employee Share Option Plan
Disqualifying event	An event in which an Executive Director will forfeit their entitlement to retained profit share.
DPS Plan	Directors' Profit Share Plan.
"Employee" or "staff member"	Employees of Macquarie and its related bodies corporate and, in some contexts, includes consultants and contractors who may participate in the MEREP, or the Option Plan or have retained profit share.
Macquarie	Macquarie Group Limited.
Macquarie Group	Macquarie and its related bodies corporate.
"Managing Director" or "CEO"	Managing Director and Chief Executive Officer.
Macquarie-managed fund	A Macquarie listed or unlisted managed fund.
Macquarie shares	Ordinary fully paid shares in Macquarie.
Meeting	The general meeting to be held on 17 December 2009.
MEREP	Macquarie Group Employee Retained Equity Plan.
MGSSAP	Macquarie Group Staff Share Acquisition Plan.
NPAT	Net profit after tax.
Notional investment	Retained profit share under the Pre-2009 DPS plan and Post-2009 DPS Plan which gives the Executive Director economic exposure to a notional portfolio of Macquarie-managed funds, subject to the terms of the applicable plan. All payments from these plans are in cash as the Executive Directors have no direct investment in the funds.
Option	Macquarie issued options under the Option Plan.
Option Plan	Macquarie Group Employee Share Option Plan.
Optionholder	A holder of an Option.
"Performance Share Units" or "PSUs"	RSUs or DSUs with a performance hurdle attached.
Post-2009 DPS Plan	The DPS Plan that will operate in respect of Executive Directors' 2009 and future retained profit share.

Glossary of Terms
continued

Pre-2009 DPS Plan	The DPS Plan in operation prior to the Meeting, which will continue operating in respect of an Executive Director's pre-2009 retained profit share if they choose not to nominate all of their pre-2009 retained profit share as a Transitioned Amount.
Related body corporate	Has the meaning it has in the Corporations Act.
Restricted Shares	Shares held by a staff member subject to restrictions.
"Restricted Share Units" or "RSUs"	Units comprising a beneficial interest in a Macquarie share held in trust for a staff member.
Retained profit share	A proportion of a staff member's profit share that is retained in the year of allocation and released in later years, subject to vesting, forfeiture and other conditions.
ROE	Return on ordinary equity.
"Termination benefit" or "benefit"	Is a benefit provided to a staff member on termination of employment and, as applicable, has the meaning it has in the Corporations Act and ASX Listing Rules.
Transitioned Amounts	The amounts of retained profit share moved from the Pre-2009 DPS Plan into the new arrangements.
Trust	A trust established to acquire Macquarie shares which will be held on behalf of participants or transferred to participants for the purposes of the MEREP.
Trustee	The trustee of the Trust.
Voting Director	Has the meaning given in Macquarie's Constitution.
VWAP	Volume weighted average price.

Appendix A – Profit share pool determination and allocation

1 Overview of profit share arrangements

The profit share arrangements are designed to encourage superior performance by motivating executives to focus on maximising earnings and return on ordinary equity, while having appropriate regard for risk, thereby driving long-term shareholder returns. A Macquarie-wide profit sharing pool is created at the corporate level. Substantial incentives are offered in relation to superior profitability, but low or no participation for less satisfactory performance.

2 Determination of the profit share pool

The size of the pool is determined annually by reference to Macquarie's after-tax profits and its earnings over and above the estimated cost of capital. A portion of Macquarie's profits earned accrues to the staff profit share pool. Once the cost of equity capital is met, an additional portion of the excess profits is accrued to the profit share pool. The proportion of after-tax profit and the proportion of earnings in excess of Macquarie's cost of equity capital used to calculate the pool are reviewed at least annually. The cost of equity capital is also reviewed annually. The appropriateness of the methodology is reviewed annually by the BRC and the Non-Executive Directors of the Board.

The Non-Executive Directors of the Board have the discretion (and in the past have exercised the discretion):

- to change the quantum of the pool to reflect internal or external factors if deemed in Macquarie's and shareholders' interests; and
- to defer the payment of profit share amounts to a subsequent year at a Macquarie business or individual level where it is in the interests of Macquarie and shareholders to do so.

3 Allocation of the profit share pool

Allocation of the pool to businesses is based on performance, primarily but not exclusively, reflecting relative contributions to profits (not revenue) while taking into account capital usage which factors in risk.

An individual's profit share allocation is based on performance, measured primarily through the performance appraisal process that requires all staff to have at least one formal appraisal session with their manager each year.

Performance criteria vary according to an individual's role. Performance is linked where possible to outcomes that contribute directly to NPAT and excess ROE. Capital usage is important as it factors in the level of risk associated with the income derived.

Performance also takes into consideration how business is done. Superior performance looks at a range of indicators that goes beyond financial performance and includes risk management, governance and compliance, people leadership and upholding Macquarie's Goals and Values.

The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to Macquarie's financial reporting, risk management processes or information systems.

The Board and management seek to ensure that remuneration for staff whose primary role is risk, including the Chief Risk Officer, is determined in a way that preserves the independence of the function and maintains Macquarie's robust risk management framework.

Appendix A – Profit share pool determination and allocation continued

For executives with specific fund responsibilities, the performance of the relevant funds is important in determining that individual's profit share allocation. For example, in the case of the Macquarie Capital Funds business the following factors are relevant:

- in evaluating each executive's contribution to determine their individual profit share allocation, the performance of the fund or funds for which they are responsible and, in particular, the underlying factors influencing fund performance such as management and leadership, the operational performance of the underlying assets, and effective capital management; and
- in the case of Executive Directors with fund responsibilities (in particular fund Chief Executive Officers), retained profit share amounts are notionally invested in the relevant funds, giving these individuals a further ongoing incentive to seek to grow the security price.

Arrangements are also in place to ensure that performance-based remuneration is appropriately allocated to the individuals who contributed to particular transactions. Therefore, businesses may further recognise cross-divisional contributions by allocating part of their profit share pool to individuals in other areas of Macquarie who have contributed strongly to their success.

In summary, profit share allocations to each individual generally reflect:

- Macquarie-wide performance – which determines the size of the overall profit share pool;
- the performance of their business – which determines the portion of the profit share pool allocated to that business; and
- their individual performance – which determines their own share of the profit share pool for that business.

There will be no changes to the determination of the profit share pool or the determination of individual allocations to Executive Directors or other staff, under the proposed remuneration changes which are the subject of Item 1 of the Notice of Meeting. The proposed changes will affect the manner in which those allocations are delivered.

Appendix B – Pre-2009 DPS Plan

1 Current DPS Plan

The following are the main features of the current DPS Plan and the key aspects that apply to Executive Directors who are employed by the Group as Executive Directors on or after 1 July 2005. These arrangements were the subject of shareholder approval in 2005.

2 Retained profit share

Under the DPS Plan, a percentage of each Executive Director's annual gross retained profit share (20 per cent) is withheld by Maquarie and allocated to the DPS Plan.

Executive Directors are also required to have a relevant interest in Macquarie shares having a value equivalent to five per cent (being the deemed after tax equivalent of 10 per cent) of their annual gross profit share allocation. See section 9 below for more details of the Minimum Shareholding Guidelines.

This is consistent with the arrangements of the prior Directors' Profit Share Scheme, although held through different administrative mechanisms.

Amounts retained under the DPS Plan are held on Macquarie's balance sheet rather than (as was the case with the prior arrangements) paid out to Executive Directors and then held in special purpose trusts.

3 Retention Cap

The aggregate amount of an Executive Director's profit share allocations that is required to be retained under the DPS Plan is capped at twice the average of the last five years' combined base or fixed remuneration and profit share for that Executive Director (which is equal to 40 per cent of the aggregate of their combined base or fixed remuneration and profit share for the last five years). This is known as the "Retention Cap". For Executive Directors who are members of Macquarie's Executive Committee, the Retention Cap is three times the average of each of their last five years' combined base or fixed remuneration and profit share.

4 Vesting

Retained profit share amounts begin to vest after five years of service as an Executive Director and fully vest after 10 years of service as an Executive Director, in accordance with the following table:

Years as an Executive Director	Percentage of Retained amount vested
1	0
2	0
3	0
4	0
5	16.67
6	33.33
7	50.00
8	66.67
9	83.33
10	100.00

5 Retention Period

Vested retained profit share is released to an Executive Director (subject to the non-occurrence of a disqualifying event) on the earlier of the Executive Director ceasing employment with the nMacquarie Group and the end of the ten year period commencing on the date on which the retained profit share was allocated to the DPS Plan. That is, assuming continued employment with the Macquarie Group, profit share withheld in year 1 is released in year 11, profit share withheld in year 2 is released in year 12, etc, so there is always a rolling ten year retention of DPS. When released on cessation of employment, the vested retained profit share is usually released six months after the cessation date, to enable the Executive Committee or the Board to determine whether any disqualifying events have occurred post-cessation.

Appendix B – Pre-2009 DPS Plan continued

6 Early vesting and reduction of the Retention Period

If an Executive Director dies or becomes wholly unable to work while employed by the Macquarie Group, 100 per cent of their retained profit share vests and (subject to the disqualifying events provisions) is released to the Executive Director or, in the case of death or incapacity, to the Executive Director's legal personal representative.

The Executive Committee has the authority to accelerate the vesting of retained profit share and reduce the retention period in defined circumstances. For example, the Executive Committee would consider exercising that discretion in the event of the bona fide retirement of an Executive Director who has completed at least five years' service with the Macquarie Group (including any service prior to being promoted to Executive Director).

7 Disqualifying Events

An Executive Director is not entitled to any of their retained profit share or any future notional income from, and capital growth on, their retained profit share (regardless of whether any amount of their retained profit share is vested or whether the Retention Period for any amount of their Retained DPS is complete) if the Board or the Macquarie Executive Committee determines, in its absolute discretion, that the Executive Director has:

- committed an act of dishonesty (including but not limited to misappropriation of funds and deliberate concealment of a transaction);
- committed a significant and wilful breach of duty that causes significant damage to Macquarie;
- left employment with the Macquarie Group to join a competitor of the Macquarie Group; or
- taken a team of staff to a competitor or been instrumental in or causing a team to go to a competitor.

8 Notional investment of retained profit share

All retained profit share amounts are treated by Macquarie as being notionally invested in a portfolio determined by the BRC in its absolute discretion ("Portfolio"). The BRC annually makes a determination about the composition of each Executive Director's portfolio to ensure it is aligned with their management responsibilities. Executive Directors will not have the opportunity to select or influence the selection of the investments in the notional DPS Plan.

The annual return of the Portfolio is calculated based on total shareholder return that is referable to each Executive Director's retained profit share. The Executive Committee determines, in its absolute discretion whether this notional return should be released as income to the Executive Directors in July each year. If the notional investment of retained DPS results in a notional capital loss, Macquarie Group will not make any payment or compensation in respect of the loss. This notional capital loss will be offset against the notional income in the first instance and then against any future notional capital gains or income until the loss is completely offset. This may also be deducted from Retained DPS amounts at the discretion of the Executive Committee and/or the BRC.

9 Minimum Shareholding Guidelines

The DPS Plan includes Minimum Shareholding Guidelines. The Minimum Shareholding Guidelines provide a direct alignment of the interests of Executive Directors with that of shareholders. The requirement is to have a rolling five year relevant interest in Macquarie shares (or 10 years for Executive Committee Members or Executive Voting Directors) at a required level which is referable to profit share allocations. For current Executive Directors the equivalent of the aggregate of 5 per cent (being the deemed after tax equivalent of 10 per cent) of their annual gross profit share allocation for each of the past five years (or 10 years in the case of the Executive Committee). The BRC conducts an annual review of compliance with the Executive Director minimum shareholding requirements.

10 Amendment of the DPS Plan

The Board may at any time by written instrument amend all or any part of the terms of the DPS Plan.

Appendix C – Performance Share Units ("PSUs")

1 Background

As outlined in section 1- "Proposed Remuneration Arrangements", new Option grants will cease to be offered to Executive Committee members and will be replaced with Performance Share Units ("PSUs"), which are DSUs or RSUs with performance hurdles attached, for the following reasons:

- proposed tax legislation requires taxation of Options at the vesting date and not at the date of exercise, with no opportunity for any refund of income taxes paid in the event the Options subsequently lapse due to non-exercise; a capital loss only is available. This acts as an incentive for exercise on vesting, limiting their use as a mechanism for long-term alignment.
- Options reward staff when there is an upside but there is not the same consequence on the downside. PSUs provide alignment across market cycles.

Unlike Options, there is no exercise price for PSUs.

At this time, Macquarie intends to issue PSUs only to Executive Committee members.

2 Vesting Schedule

The PSUs will vest in three equal tranches after two, three and four years from the deemed vesting commencement date (typically 1 July in the year of grant), giving an average vesting period of three years. As a general rule, these unvested PSUs will lapse on termination, however, the Board or the BRC will have the authority to accelerate the vesting of the PSUs (see section 2.2.7).

3 Performance hurdles for Executive Committee PSUs

PSUs issued under the MEREP will only be released or become exercisable upon the achievement of certain performance hurdles. Two performance hurdles have been determined and each will apply individually to 50 per cent of the total number of PSUs awarded.

The BRC will periodically review the performance hurdles, including the reference group, and has the discretion to change the performance hurdles in line with regulatory and remuneration trends. Any change will be disclosed in Macquarie's Annual Report.

Description of performance hurdles:

a) ***50 per cent of the PSUs, based solely on the relative average annual return on ordinary equity ("ROE") over the vesting period compared to a reference group of domestic and international financial institutions.*** Vesting is on a sliding scale with 50 per cent vesting above the 50th percentile and 100 per cent vesting at the 75th percentile. For example, if ROE achievement is at the 60th percentile, 70 per cent of the award would vest.
The reference group comprises significant Australian financial companies within the ASX100 as well as Macquarie's major international investment banking competitors with whom Macquarie competes and frequently compares its performance. The reference group for this year's PSU allocation is comprised of ANZ Group, Commonwealth Bank, National Australia Bank, Westpac, Suncorp, Bank of America, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley and UBS.

b) ***50 per cent of the PSUs, based solely on compound average annual growth ("CAGR") in earnings per share ("EPS") over the vesting period.*** Awards will vest on a sliding scale with 50 per cent vesting at EPS CAGR of 9.0 per cent and 100 per cent vesting at EPS CAGR of 13.0 per cent. For example, if EPS CAGR were 11 per cent, 75 per cent of the award would vest.

Under both performance hurdles, the objective is to be examined once only, effectively at the calendar quarter end immediately before vesting. If the condition is not met when examined, the PSUs due to vest will not be released from the Plan.

Rationale for selection of performance hurdles:

- ROE and EPS are considered appropriate measures of performance as they are considered to be drivers of longer term shareholder returns and are broadly similar to the performance measures Macquarie uses for determining annual profit share;
- the addition of an EPS objective provides closer alignment with the interests of shareholders as it is a measure with which they are directly concerned. In addition, such a measure is particularly appropriate for the Executive Committee who are at a level within Macquarie where they can impact its achievement without being highly impacted by factors, including market sentiment over which

Appendix C – Performance Share Units ("PSUs") continued

executives have little control; ROE and EPS can be substantiated using information that is disclosed in audited financial statements, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff;

- the use of a sliding vesting scale provides rewards proportional to performance for shareholders and replaces the all-or-nothing test which some have argued could, in the current climate, promote excessive risk taking. Sliding vesting scales are also more widely used and supported by governance agencies;
- use of a reference group of significant Australian financial companies and international competitors provides a more appropriate reference group than the current use of the S&P/ASX 100 Index which includes only domestic companies and a small proportion of financial services institutions. This also recognises that, following the significant changes in global financial markets, regulated financial institutions such as Macquarie will likely face increased regulatory requirements, which other companies will not. The inclusion of international competitors recognises Macquarie's increasing internationalisation. At 30 September 2009, approximately half of Macquarie's income and almost half of its staff are offshore. Also, international ownership of Macquarie's shares has increased with non-Australian ownership averaging approximately 33 per cent over the five years to 31 March 2009; and
- the approach is consistent with that advocated by the Australian Prudential Regulation Authority in not using total shareholder return as a measure.

Performance level required to meet hurdles:

- being two, three or four year average measures aligned with the vesting period, Macquarie's performance hurdle rewards sustained strong performance and is relatively well insulated from short-term fluctuations;
- the ROE hurdle has vesting only commencing if the mid-point of competitors' performance has been exceeded and 100 per cent vesting is only achieved if the 75th percentile has been reached;
- the use of an absolute EPS hurdle requires Macquarie to deliver increased business results before awards are vested, lessening the chance that awards could vest when results are negative as with the use of a relative measure; and
- the chosen EPS CAGR hurdle is considered appropriate having regard to a range of factors including historical average market EPS CAGR figures. The table below shows five year historical mean and 75th percentile EPS CAGRs for some relevant market sectors. The figures include reported 2009 annual results, which have been affected by the global economic downturn.

Further, most of Macquarie's international peers do not have performance hurdles on their equity plans.

5 year EPS CAGR (per cent per annum)[17]

	S&P/ASX 100 ex Resources	S&P/ASX Banks	S&P/ASX Financials ex Property Trusts	MSCI Financials
Mean	4.4	3.8	4.1	0.7
75th percentile	14.4	8.1	8.1	9.7

Macquarie's EPS CAGR over the same five year period was 5.9 per cent per annum and since listing in 1996 has been 13.3 per cent per annum.

[17] Data provided by Macquarie Research Equities as at 9 November 2009. MSCI refers to the MSCI All Countries World Index.

Appendix D – Option Plan

1 Background

Macquarie has operated the Option Plan and its predecessor, the Macquarie Bank Employee Share Option Plan, for many years. The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of employees, including persons who provide services to Macquarie on a long-term consultancy basis. Previously, Macquarie issued Options under the Option Plan to approximately the most senior 20 per cent of staff based on performance and promotion. As noted in the Explanatory Notes for Item 1, Macquarie proposes to cease offering Options.

2 Terms of current Options

2.1 Option period and exercise price

The current Options on issue are five year options which were granted for no cash consideration and are exercisable at the prevailing market price of Macquarie shares at the time of the date of grant of the Option.

2.2 Vesting schedule

Options vest in three tranches after two, three and four years, giving an average vesting period of three years. Each Option cannot be exercised before vesting and will generally lapse unexercised if the holder ("Optionholder") leaves Macquarie before the Option has vested. The Board, or the Executive Committee under delegation from the Board, has the authority to accelerate the vesting of Options. The Board, or the Executive Committee under delegation from the Board, would consider exercising that discretion in the event of the bona fide retirement of an Optionholder who has completed at least five years of service with Macquarie and who retires in good standing.

2.3 Performance hurdles for Executive Director Options

Once vested, Options currently held by Executive Directors may only be exercised if the exercise conditions are met. The most recent exercise conditions are:

Macquarie's average annual return on ordinary equity for the three previous financial years has been above:

- for Executive Committee members and Executive Voting Directors, the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index;
- for other Executive Directors, the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index; or
- with the condition to be examined once only, effectively at the calendar quarter end immediately before vesting.

If the condition is not met when examined, those Options which have just vested will no longer be exercisable.

2.4 Shares allotted on exercise

On exercise of an Option by an Optionholder, the Optionholder will be allotted shares which will rank pari passu with all other Shares then on issue. The Optionholder may then deal with the shares, subject to the "Deferred Employee Share Ownership Plan" ("DESOP") provisions described in section 2.8 below, under which the shares are held by the Optionholder and certain restrictions are placed on the Optionholder's ability to deal with these shares.

Appendix D – Option Plan continued

2.5 Lapse of Options

The Option Plan includes lapse provisions, including provisions for Options to lapse:

- on exercise of the Option;
- if the Option has not been previously exercised, on the expiry date;
- if the relevant executive ceases to be an employee of any Group member after the Option has vested and the Option is not exercised within six months of ceasing to be an employee; and
- if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations.

2.6 Variation of lapse date in special circumstances

If the relevant Executive ceases to be an employee of a Macquarie Group company or an associated company or dies before an Option has vested and before the expiry date, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

2.7 Board/Executive Committee discretion to vary other Option terms

Where an executive ceases or gives notice that they intend to cease to be an employee before any Options held vest, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

- that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;
- that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the expiry date); and
- that any exercise condition of the Option be waived.

The Board or its delegates may consider making such a determination where, for example, an employee's employment ends on the grounds of genuine retirement, redundancy, or disability/illness or in other circumstances where it is in the interests of Macquarie.

2.8 Deferred Employee Share Option Plan ("DESOP")

The Option Plan Rules include a six month non-disposal period and other restrictions relating to granting security over or disposing of the shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These parts of the Option Plan Rules are referred to as the DESOP.

Where a DESOP participant leaves Macquarie, the shares which are held subject to the DESOP will cease to be held subject to the DESOP and will be held by the DESOP participant outside the DESOP (unless a forfeiture event applies).

2.9 Amendment of the Option Plan Rules and rights/obligations of Optionholders

Subject to the ASX Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

- amend all or any of the Option Plan rules or all or any of the rights or obligations of the Optionholders or any of them; and
- formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Option Plan rules, to apply to eligible executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.10 Options on Issue

As at 30 October 2009, there were 46,807,963 Options on issue. The vast majority of these options have an exercise price which is above the market price of Macquarie shares as at 30 October 2009.

Appendix E – Retention of profit share for staff other than Executive Directors

Macquarie operates profit share retention arrangements for employees other than Executive Directors. These arrangements may be amended from time to time as the BRC deems appropriate. Under the current retention rules, for employees other than Executive Directors, 25 per cent of profit share above certain thresholds is retained and held in cash. Retained amounts vest in equal instalments, two, three and four years after the initial allocation.

For any profit share allocation greater than $50,000, 25 per cent of the excess above $50,000 will be retained and paid in three equal instalments. Different retention arrangements apply to employees who have been eligible for seven or more profit share allocations, where the minimum threshold for retention is $200,000. In both circumstances, if the calculated retention is less than $10,000, no amount will be retained.

Under the proposed new profit share arrangements, these retained amounts will now be retained in Macquarie shares via the MEREP. These amounts were previously held in cash. In limited circumstances and only with the approval of the BRC, the allocation of retained profit share may be in other than the MEREP.

Pre-2009 profit share will continue to be retained in cash. From 2009, retained profit share will be invested in the MEREP.

Appendix F – Superannuation arrangements[18]

Summary of Current Superannuation Arrangements

The table below gives a sample of the types of superannuation contributions Macquarie makes in various jurisdictions.

Jurisdiction	Type of Arrangement	Employer Contribution	Individual Cap	Payments
Australia	Statutory	9 per cent	AUD14,461 per annum (indexed annually)	Paid in accordance with the pension arrangements for their complying superannuation fund
Argentina	Statutory	10.17 per cent of the employees income	No cap on employer contributions.	Entitlement to retirement benefits arise at age 65 for men and 60 for women
Austria	Statutory	12.55 per cent for the employer and 10.25 for the employee up to monthly cap	Cap of EUR3,930 monthly	Upon retirement
Brazil	Statutory	20-28 per cent of taxable salary		
China	Statutory	20 per cent of salary Beijing 22 per cent of salary in Shanghai	CNY23,918 in Beijing and CNY22,905 in Shanghai	Upon retirement or specific age
Canada	Employer matched	Match employee up to CAD 2,118.60		
Czech Republic	Statutory	21.50 per cent for the employer and 6.5 per cent for the employee	CZK1,034,880 per annum	Upon retirement
France	Statutory	Between 1.6 per cent - 12.6 per cent dependent on employee category	Caps apply dependent on employee category	Upon retirement
Germany	Statutory	9.95 per cent for both the employer and the employee up to the Social Security Contribution Ceiling ("SSCC")	Capped at EUR 63,600 per annum	Upon retirement employees can receive up to 40 per cent of the SSCC
Hong Kong	Statutory	5 per cent of monthly pay capped at HKD 20,000	HKD12,000 per annum	Upon retirement or upon leaving Hong Kong
Hungary	Statutory	24 per cent up to cap	HUF7,137,000 per annum	Upon retirement

[18] In various jurisdictions, Macquarie operates the equivalent to superannuation arrangements, often referred to as 'pension' arrangements.

Jurisdiction	Type of Arrangement	Employer Contribution	Individual Cap	Payments
India	Statutory. Employee and Employer make contributions, although the employer contribution is effectively part of employee's package	12 per cent of basic wages (which tend to be 50 per cent of total fixed pay) from employee and employer.	No cap	Retirement at age 58
Indonesia	Employer Provided	Between 0.54 per cent and 3.7 per cent of salary plus transport and medical	No cap	At age 55
Ireland	Employer matched	Match employee up to 5 per cent of salary	Age and earnings cap (EUR262,382)	Retirement between the ages of 50-75
Japan	Statutory	7.852 per cent of taxable income	JPY571,020 per annum	Upon retirement
Korea	Statutory	1 month of final pay for each year of service	No cap	Payable upon leaving Macquarie and/or Korea
	Statutory	National Pension - 4.5 per cent of taxable salary for employee and employer	KRW1,944,000 per annum	
Luxembourg	Employee – Voluntary Plan		EUR 1,200	Upon retirement
Mexico	Statutory Covered by a pension plan designed to provide a benefit equal to the termination indemnity required to be paid to most terminating employees in accordance with Mexican law	The termination indemnity is equal to three months of remuneration plus 20 days of remuneration for each year of service Remuneration is defined as total compensation, including Christmas bonuses and annual performance bonuses		Normal retirement age for plan benefit purposes is age 60 and the early retirement date is age 55 with five years of service
Malaysia	Statutory	12 per cent of taxable salary	No cap	Upon retirement
Netherlands	Statutory	None – employee contribution		Upon retirement

Appendix F – Superannuation arrangements continued

Jurisdiction	Type of Arrangement	Employer Contribution	Individual Cap	Payments
New Zealand	Statutory - employer and employee contributions	2 per cent of gross salary/ wages for employees who are enrolled or opt into government plan (Kiwisaver) - included in total base remuneration	No cap	In accordance with New Zealand legislation (usually when reaching retirement age of 65 years)
Philippines	Employer provided	Pension – 10 per cent of compensation	Pension has no cap. Social Security is capped at PHP 10,920 per annum	Upon retirement
Singapore	Statutory (not open to non - Singapore Permanent Residents)	Between 4-14.5 per cent of salary	SGD 7,830 per annum	Upon retirement
South Africa	Employee – Voluntary Plan	None – employee contribution		Upon retirement
Sweden	Employer Provided	5.8 per cent of employee contribution	Individual calculations required	Upon retirement
Switzerland (Geneva)	Employer provided	Employer makes a contribution		Upon retirement
Switzerland (Zurich)	Employer provided	Employer makes a contribution		Upon retirement
Taiwan	Employer provided	6 per cent of salary (statutory) Long Service Leave Pension (2 per cent) Supplementary Retirement Pension (10 per cent minus National Insurance)	TWD108,000 plus Long Service Leave Pension or Supplementary Retirement Pension	
Thailand	Statutory	5-10 per cent of salary for both the employer and the employee	No cap	Upon retirement
United Arab Emirates ("UAE")	Statutory Only UAE Nationals are eligible to receive statutory retirement benefits funded via the social security system	For UAE Nationals social security contributions are paid by the employer (12.5 per cent) on basic monthly salary and allowances	Salary and allowances are capped at AED 50,000 per month	Upon retirement

Jurisdiction	Type of Arrangement	Employer Contribution	Individual Cap	Payments
United Arab Emirates ("UAE") (continued)	For expatriate employees UAE Labour law provides termination indemnities in the form of an End of Service Gratuity payment	For involuntary termination employees are entitled to receive 21 days of basic salary for each year of service for the first five years of service and 30 days of salary for each year thereafter	There is no cap on salary although the overall benefit is capped at two years of basic salary	Expatriate employees are eligible to receive an End of Service Gratuity payment in the event of involuntary termination of service or a pro rata payment in the instance of voluntary termination (resignation)
United Kingdom	Statutory Pensions in the UK are typically funded via the UK Social Security system (National Insurance) and contributions made at a personal level either by the employee or their employer	Employers pay a flat 12.8 per cent National Insurance contribution rate on all income (uncapped) over GBP 5,715	No Cap	Upon retirement
	Employee – Voluntary Plans	At its discretion, Macquarie passes on the Employer National Insurance saving into the appropriate pension plan as a top-up payment. This top-up would be 12.8 per cent of the income sacrificed by the employee and is subject to the employee being liable for National Insurance		Upon retirement

Appendix F – Superannuation arrangements continued

Jurisdiction	Type of Arrangement	Employer Contribution	Individual Cap	Payments
United States	Employer matched	50 per cent of the first 5 per cent of the amount contributed by a participant. Employee contribution limited The maximum total amount of employee pre-tax contributions that can be made to the 401(k) Plan shall be limited to USD16,500 for the 2009 calendar year, except that employees who are at least age 50 are eligible to make an additional contribution equal to no more than USD5,500 for the 2009 calendar year	Employer maximum annual matching contribution of USD5,000	Employer contributions are vested over a six year period based on a schedule in the 401(k) Plan Distributions from the 401(k) Plan may only be made in accordance with the provisions of the 401(k) Plan (i.e., following a separation from service, if the participant has attained at least age 59½, death or disability)

Other Jurisdictions

Macquarie operates in a number of jurisdictions where few if any employees currently hold a Board or managerial position. However, in the future these employees may do so. Likewise, Macquarie may expand its operations into new jurisdictions in which employees hold a Board or managerial position. As a result, there may be further jurisdictions under which superannuation benefits are provided to employees who hold a board or managerial position in the future.

Investor information

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne, Victoria 8060, Australia

Telephone	+61 3 9415 4137
Freecall	1300 554 096
Facsimilie	+61 3 9473 2500
Email	web.queries@computershare.com.au
Website	www.computershare.com

All other enquiries relating to your Macquarie Group Share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney, New South Wales 2000, Australia

Telephone	+61 2 8232 5006
Facsimilie	+61 2 8232 4330
Email	macquarie.shareholders@macquarie.com
Website	www.macquarie.com.au/shareholdercentre

MACQUARIE

Macquarie Group Limited
ABN 94 122 169 279

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001 Australia

In Person
Share Registry:
Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000 Australia

Alternatively you can fax your form to:
1800 783 447 (within Australia)
+61 3 9473 2555 (outside Australia)

For Intermediary Online Subscribers only (Custodians)
www.intermediaryonline.com

For all enquiries call:
1300 554 096 (within Australia)
+61 3 9415 4137 (outside Australia)

Proxy Form

Vote online via the following website:
www.investorvote.com.au

To use this online facility you will need to enter the Control Number, your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on this Proxy Form. You will be taken to have signed your proxy if you lodge it in accordance with the instructions on the website. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority.	***Your secure access information is:*** **Control Number:** **SRN/HIN:** **PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 3.30 pm (Sydney time) on Tuesday, 15 December 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

If the Chairman of the Meeting is your proxy and you do not direct your proxy how to vote on Items 1 and 2, you must mark the box under the heading **"Important for Items 1 and 2"** or the Chairman of the Meeting will not be able to vote your proxy on that item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 1 and 2.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes opposite each item of business. The sum of the votes cast must not exceed your total number of shares or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write the proxyholder's name and the percentage of votes or number of shares in Step 2 overleaf. If you wish to give your second proxy different voting instructions, an additional Proxy Form may be obtained by telephoning the Share Registry or you may copy this form.

A proxy need not be a shareholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the shareholder must sign.
Joint Holding: Where the holding is in more than one name, all the shareholders must sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate shareholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com

Comments and Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form →

Registered Name

Registered Address

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Shareholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Holder Identification Number (HIN) or Security holder Reference Number (SRN)

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a proxy to vote on your behalf

I/We being a member/s of Macquarie Group Limited hereby appoint

☐ **the Chairman of the Meeting** **OR**

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Macquarie Group Limited to be held in the Grand Ballroom, Lower Level, The Westin Sydney, No.1 Martin Place, Sydney, New South Wales on Thursday, 17 December 2009 at 3.30 pm and at any adjournment of that meeting.

Important for Items 1 and 2: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Items 1 and 2 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 and 2 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 1 and 2.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxyholder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

	For	Against	Abstain
Item 1 Approval of Proposed Remuneration Arrangements	☐	☐	☐
Item 2 Approval of Managing Director's Participation in the Macquarie Group Employee Retained Equity Plan	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of items 1 and 2.

Appointing a second proxy

I/We wish to appoint a second proxy

State the percentage of your voting rights or the number of shares for this proxy

AND % **OR**

Name of second proxyholder

SIGN Signature of Shareholder(s) *This section must be completed.*

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Contact Name ________ **Contact Daytime Telephone** ________ **Date** / /

MQG 104330A 104330 - V6 Computershare